SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                             -------

                             FORM S-1
Registration Statement Under The Securities Act of 1933, as Amended
                             -------

                      DATAMARK HOLDING, INC.
        (Exact name of registrant as specified in charter)

        Delaware
 (State or jurisdiction of                   (Primary Standard Industrial
 incorporation or organization)              Classification Code Number)

                                            348 E. Winchester St., #220
                                            Salt Lake City, Utah 84107
    87-0422824                                  (801) 268-2202
(I.R.S. Employer                  Address, including zip code, telephone
 Identification No.)              number, including area code, of registrant's
                                  principal executive offices)

                            Chad Evans
                   348 E. Winchester St., #220
                    Salt Lake City, Utah 84107
                                                           (801) 268-2202
(Name, address including zip code, telephone number, including area code, of agent for service)

Copies of all communications, including all communications sent to the agent for service, should be sent to:

                      Richard T. Beard, Esq.
                      Paul H. Shaphren, Esq.
                Ballard Spahr Andrews & Ingersoll
                201 South Main Street, Suite 1200
                    Salt Lake City, UT  84111
                          (801) 531-3000

 Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [x]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                              CALCULATION OF REGISTRATION FEE

=============================================================================================================
                                                Proposed
Title of each class                              maximum           Proposed maximum
 of securities to           Amount to be     offering price per   aggregate offering            Amount of
 be registered               registered           unit                 price                registration fee
- -------------------------------------------------------------------------------------------------------------
Common Stock, $.0001 par
 value per share: Offered
 by selling stockholders      2,847,482           $12.25               $34,881,655              $12,028.16

=============================================================================================================

(1) The offering price per share of Common Stock is estimated pursuant to Rule 457(c) based on the bid and asked quotations of the Common Stock on the OTC Bulletin Board on August 21, 1996.

================================================================================

    The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                      DataMark Holding, Inc.

                             FORM S-1

                  ------------------------------

                      Cross-Reference Sheet


         Showing the location in the Prospectus of the  information  required by
Part I of Form S-1.

FORM S-1 ITEM NUMBER AND CAPTION                     HEADING IN PROSPECTUS
- ---------------------------------                   -----------------------
 1. Forepart of Registration Statement and     Outside Front Cover Page of Cover
     Outside Front Cover Page of Prospectus     Prospectus

 2. Inside Front and Outside Back Cover Pages  Inside  Front  and  Outside  Back
     of Prospectus                              Cover Pages of Prospectus

 3. Summary Information, Risk Factors and      Prospectus Summary; Risk Factors
     Ratios of Earnings to Fixed Charges

 4. Use of Proceeds                            Use of Proceeds

 5. Determination of Offering Price            Outside   front  cover  page   of
                                                Prospectus; Plan of Distribution

 6. Dilution                                   Dilution

 7. Selling Security Holders                   Selling Shareholders

 8. Plan of Distribution                       Outside   Front  Cover  Page   of
                                                Prospectus; Plan of Distribution

 9. Description of Securities to be            Description of Capital Stock
    Registered

10.  Interest of Named Experts and Counsel     Legal Matters; Experts

11. Information with Respect to the Registrant

    (a)  Description of Business               Business

    (b)  Description of Property               Business

    (c)  Legal Proceedings                     Litigation

    (d)  Market Price and Related              Market for Common Stock
          Stockholder Matters

    (e)  Financial Statements

FORM S-1 ITEM NUMBER AND CAPTION               HEADING IN PROSPECTUS
- --------------------------------               ---------------------

     (f)  Selected Financial Data              Selected Financial Data

     (g)  Supplementary Financial Data         Selected Financial Data

     (h)  Managements Discussion               Management's Discussion and
                                                Analysis  of Financial Condition
                                                and Results of Operation

     (i)  Disagreements with Accountants       Change in Accountants

     (j)  Directors and Executive Officers     Management

     (k)  Executive Compensation               Executive Compensation

     (l)  Security Ownership                   Principal Stockholders

     (m)  Certain Relationships                Certain Transaction with Related
                                                Parties

12.  Disclosure of Commission Position on      Not Applicable
       Indemnification for Securities Act
       Liabilities

Preliminary Prospectus Subject to Completion dated August 26, 1996

                                2,847,482 SHARES

                             DATAMARK HOLDING, INC.

                                  COMMON STOCK

    2,847,482 shares of Common Stock (the "Shares" or the "Offering") of Datamark Holding, Inc. (the "Company" or "Datamark") are being offered hereby by certain selling stockholders of the Company (the "Selling Shareholders"). Of the Shares being offered, 306,125 Shares represent shares issuable on exercise of currently outstanding warrants (the "Warrants") which are being registered for the account of certain warrantholders (the "Selling Warrantholders"), and the remaining shares represent outstanding shares being offered by the Selling Shareholders. The Company will not receive any proceeds from the sale of the Shares by any of the Selling Shareholders or any profits that may be obtained from the resale of Shares issued on exercise of the Warrants. However, the Company will receive the proceeds upon exercise of all or any Warrants, up to a maximum of $2,372,489 if all Warrants are exercised. There is no assurance that any Warrants will be exercised. The Company has filed the Registration Statement of which this Prospectus is a part pursuant to obligations under registration rights agreements with certain of the Selling Shareholders.

    The Company's Common Stock is quoted on the OTC Bulletin Board under the symbol DTAM. On August 15, 1996, the quotation for the Common Stock was $12.00 bid and $13.50 asked. The Company has applied for listing of its stock on the Nasdaq SmallCap Market.

Prospective investors should carefully consider the information set forth under "Risk Factors".
                       --------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                       REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.


           The date of this Prospectus is ______, 1996.

                        PROSPECTUS SUMMARY

              This summary is qualified in its entirety by the more detailed information and financial statements and related notes appearing elsewhere in this Prospectus. See "Risk Factors" for a discussion of certain factors to be considered in evaluating the Company and its business.

                           The Company

         DataMark Holding, Inc. (the "Company" or "DataMark") provides highly targeted business to consumer advertising for its clients. The medium for such targeted advertising has been direct mail and is being expanded to include an advertiser funded online network, ValuOne Online. The Company utilizes sophisticated consumer profiling techniques to target advertising to the persons most likely to purchase the specific product or service being marketed. The Company's advertising programs provide highly predictable and measurable advertising campaigns.

         Some of the features of the Company's services include:

  * Analysis - The DataMark direct advertising strategy includes an exhaustive analysis of the defining lifestyle characteristics of the client's existing customer base. The Company specifically identifies who is most likely to respond to the client's offer.

  * Identification - DataMark uses the results of the marketing research and analysis and performs a computerized database compilation. From this, DataMark creates a list of cluster groups or profiled individuals which match the identified demographic, socio-economic, lifestyle and behavior characteristics, and who have the highest propensity to buy the client's product.

  *  Implementation  - DataMark  implements a strategically  designed program of
     systematic   advertising  to  the  targeted  potential   customers  on  the
     customized database list.

  * Measurement - DataMark conducts a thorough analysis after each advertising campaign to understand exactly what has been accomplished and where the results are leading. This critical information allows the targeting of the marketing program to be consistently fine tuned. Systematized feedback allows accurate adjustments and targeting refinement for maximum efficiency and increased positive results.

  * Turn-key Services - DataMark offers a turn-key operation to which the client can outsource its entire targeted advertising including targeting, creating, producing, delivering and analyzing the campaign.

Online Advertising Services

  The Company is completing the development of the first interactive promotional national marketing network, ValuOne Online, which is entirely advertiser funded. ValuOne Online incorporates highly successful direct mail strategies and methodologies. The strategy is to offer a leading edge advertising medium by incorporating direct advertising methodologies that can produce predictable and measurable results.

  ValuOne Online's primary mission is to provide, free to the consumer end-user, technologically superior, interesting, entertaining and convenient interactive promotional advertising information. ValuOne Online intends to stimulate mass use by an initial 1.5 million targeted profiled end-user households. ValuOne Online's initial 1.5 million targeted end-user households have been specifically segmented from the 9.5 million potential online households based on the lifestyle and consumer buying habits most desired by advertisers. This will create significant value and numerous benefits for advertisers who have their products on ValuOne Online. ValuOne Online consumer end-users participate in interactive, money saving, advertising messages. These end-users will be able to find products and services they want, when they want them, free of user fees.

  ValuOne Online will provide local telephone access for its targeted metropolitan areas through the Sprint Telnet network. This major telecommunication network is used by other major national data providers. The network will connect the end user to the ValuOne Online server in Salt Lake City, Utah. The proprietary network avoids the security risks and delays of using the Internet.

  National advertising is typically placed through national media representation groups, the oldest and largest of which is Katz Media Group ("Katz") (NYSE:KTZ). The Company and Katz have entered into an exclusive representation agreement whereby Katz is the exclusive agent to represent ValuOne Online to national advertisers and Katz agrees not to represent competitive online services. Katz states that it is the only full service media representative firm serving all types of media, with leading market shares in the representation of radio and television stations and cable television systems.

  The Company's principal executive offices are located at 348 E. Winchester Street, #220, Salt Lake City, Utah 84107. Its telephone number is 801-268-2202.

                           The Offering

Common Stock outstanding prior to offering          8,068,407 shares (1)

Common Stock
  offered by Selling Shareholders
  (excluding Selling Warrantholders)                2,541,357 shares (2)

Common Stock offered by
  Selling Warrantholders                            306,125 shares

Use of Proceeds                                     The Company will not receive
                                                    any proceeds from  the  sale
                                                    of  Shares  by  the  Selling
                                                    Shareholders   and   Selling
                                                    Warrantholders.  The Company
                                                    may receive up to $2,372,489
                                                    in proceeds for  exercise of
                                                    the Warrants if all Warrants
                                                    are exercised.   The Company
                                                    intends to use  any proceeds
                                                    received  on exercise of the
                                                    Warrants  to  market ValuOne
                                                    Online   and  for    working
                                                    capital   and   general
                                                    corporate purposes. See "Use
                                                    of Proceeds" and   "Business
                                                    of the Company."

Trading Symbol                                      DTAM (OTC Bulletin Board)(3)

    (1) Of the currently outstanding Common Stock, 7,596,811 shares are "restricted securities" which may not be readily resold into the market. Since only 471,596 shares are believed to be readily tradable, there can be no assurance that the market for the Common Stock will be sufficiently liquid to absorb the shares being offered hereby.

    (2) Two Selling Shareholders each beneficially own more than 5% of the Company's common stock. See "Principal Stockholders" and "Selling Shareholders." No other Selling Shareholder is an affiliate of the Company.

    (3) The Company has applied to Nasdaq for listing in the Nasdaq SmallCap Market. There is no assurance Nasdaq listing will be granted.
- --------------------

Capitalization

    The following table sets forth certain information regarding the Company's equity securities outstanding prior to and after the offering:

                                                         Number of Shares

    Capital Stock outstanding as of March 31, 1996:
         Common Stock:                                       6,223,501
         Preferred Stock:                                            0

    Capital Stock to be outstanding after Offering(1):
         Common Stock:                                       8,374,532
         Preferred Stock:                                            0

- ---------------

    (1) Includes shares issued by the Company subsequent to March 31, 1996. Assumes exercise of all Warrants. Excludes 985,538 shares of Common Stock which may be issued upon vesting and exercise of options outstanding at March 31, 1996 other than the Warrants, including options for 785,538 shares pursuant to the Company's Omnibus Stock Option Plan.

Transactions with Related Parties

    There have been related party transactions between the Company and it affiliates. See "Certain Transactions with Related Parties."

Summary Financial Information

                      Summary Financial Data

    Set forth below are summary consolidated historical financial data for the Company as of and for the periods indicated. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.


                                             Year Ended June 30,                   9 Months Ended March 31,
                                             -------------------                   ------------------------
                                      1993           1994            1995            1995            1996
                                      ----           ----            ----            ----            ----
Statement of Operations Data:

Net Sales                        $2,516,022    $3,017,805       $3,443,965      $2,521,658      $2,949,610

Postage                             985,599     1,122,710        1,360,976       1,022,030       1,134,934

Materials and printing              611,838       790,744        1,035,954         712,323         881,509

Selling expense                     459,270       440,236          466,181         310,018         497,473

Research and development                  -        89,250          560,915         360,580         904,140

General and administrative          362,494       456,039          268,765         194,384         634,702

Net income (loss)                    53,327        62,998         (264,270)        (93,729)     (1,156,461)

Net income (loss) per
 Common share                    $      .01    $      .01       $     (.06)    $      (.02)     $     (.21)

Weighted average shares
 outstanding                      4,242,026     4,282,299        4,713,028       4,587,155       5,539,953


                                   June 30,                  March 31,
                                   --------                  ---------
                             1994          1995                1996
                             ----          ----                ----

Balance Sheet Data:

Working Capital           $350,428      $794,156            $3,803,650

Total Assets               884,493     1,556,646             6,505,076

Long-term debt less
 current portion            47,248        25,332                 6,918

Stockholders' equity       476,210       998,426             4,626,503

                      AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Information concerning the Company can be inspected and copied at the offices of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; 219 South Dearborn Street, Chicago, Illinois 60604; and 75 Park Place, New York, New York 10007. Copies of such material can be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a site on the World Wide Web (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding the Company filed electronically with the Commission.

    This Prospectus constitutes a part of Registration Statements on Form S-1 filed by the Company with the Commission under the 1933 Act (the "Registration statement"). This Prospectus omits certain information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the shares of Common stock offered hereby. Statements contained herein concerning the provisions of any document disclose all material aspects thereof but are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                           RISK FACTORS

    The purchase of these securities involves a high degree of risk. Prospective investors should carefully consider the following factors, among others set forth in this Prospectus, before making a decision to purchase the Common Stock offered hereby.

General Risks

    Change in Corporate Strategy. The Company began operations in 1987 and until fiscal 1994 focused substantially all of its resources on its direct mail advertising and related services.

    In fiscal 1994, the Company began developing an advertiser funded national online network ("ValuOne Online") and anticipates launching the service in Spring 1996. The Company intends to grow ValuOne Online very rapidly and, as a result, a significant portion of the Company's growth prospects is dependent upon the success of ValuOne Online. The Company has no operating history for ValuOne Online upon which an evaluation of the Company's prospects for the service can be based. The Company's prospects for the service must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stages of developing a business line, particularly lines in new and rapidly evolving competitive markets. To address these risks, the Company must, among other things, anticipate market needs; respond to competitive developments; continue to attract, retain and motivate qualified persons; and continue to upgrade its technologies and commercialize products and services incorporating such technologies. There can be no assurance that the Company will be successful in addressing such risks. There can be no assurance that the Company will achieve or sustain profitability of ValuOne Online.

    In view of the recent changes in the nature of the Company's businesses, the Company believes that past financial results should not be relied upon as an indication of future performance.

    Potential Fluctuations in Quarterly Results. The Company does not have historical financial data on which to base planned operating expenses for its online services. Accordingly, the Company's expense levels are based in part on its expectations as to future revenues and, with the exception of telecommunication charges and sales commissions, are to a large extent fixed. As a result, quarterly sales and operating results generally depend on the volume of advertising placed and accessed within the quarter, which is difficult to forecast. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall of demand for the Company's services in relation to the Company's expectations would have an immediate adverse impact on the Company's business, operating results and financial condition. In addition, the Company plans to increase its operating expenses to increase its sales and marketing operations, develop new distribution channels and broaden its customer support capabilities. To the extent that such expenses precede or are not subsequently followed by increased revenues, the Company's business, operating results and financial condition will be materially adversely affected.

    The Company expects to experience significant fluctuations in future quarterly operating results that may be caused by many factors, including demand for the Company's products, introduction or enhancement of products by the
Company  and  its  competitors,  market  acceptance  of  new  products,  mix  of distribution channels through which products are sold, mix of products and services sold, and general economic conditions. The Company anticipates that advertising revenue for ValuOne Online could be seasonal, peaking during the second fiscal quarter holiday buying season. As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as any indication of future performance. Due to all of the foregoing factors, it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    Management of Growth. The rapid execution necessary for the Company to fully exploit the perceived market window for ValuOne Online and the growth in the direct mail business requires an effective planning and management process. The Company's anticipated rapid growth may place a significant strain on the Company's managerial, operational and financial resources. As of March 31, 1996, the Company had approximately 40 employees and expects this number to grow. To manage its growth, the Company must continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. Although the Company believes that it has made adequate allowances for the costs and risks associated with this expansion, there can be no assurance that the Company's systems, procedures or controls will be adequate to support the Company's operations or that management will be able to achieve the rapid execution necessary to fully exploit the perceived market window for the Company's products and services. If the Company is unable to manage growth effectively, the Company's business, financial condition and operating results could be materially adversely affected.

    Control by Officers and Directors. Upon completion of this offering, the Company's directors and executive officers, together with their affiliates, will beneficially own 51.8% of the outstanding shares of the Common Stock of the Company. As a result, these stockholders, if acting together, will have the ability to determine the outcome of matters requiring a vote of stockholders, such as elections of the Company's directors, amendments to the Company's Certificate of Incorporation and certain mergers and assets sales, irrespective of how other stockholders of the Company may vote.

    Possible Need for Additional Capital. The Company has estimated that its currently available capital will be sufficient to launch the online service and provide working capital through fiscal 1997. There can be no assurance, however, that additional funds will not be required, due to unanticipated expenses, failure of the market to develop as rapidly as assumed or other factors. The Company does not have any commitments for any further capital which it may require, and there is no assurance that the Company will be able to obtain such capital when needed on terms favorable to it.

    Restricted Stock, Limited Market. The Company's publicly traded common stock is quoted on the OTC Bulletin Board. The Common Stock offered hereby has not been registered under federal or state securities laws, and transfer thereof has been restricted in accordance with the exemptions from the registration requirements of such laws claimed by the Company. Purchasers of the Common Stock should therefore recognize that they will bear the economic risk of their investment in the Common Stock for an indefinite period. Although there is a public market for the Company's Common Stock, the Common Stock does not currently trade on an exchange or Nasdaq, and there is no assurance that the Company's securities will ever trade on such an established market. The number of shares currently available for trading in the market is a small percentage of the Company's total outstanding shares, and the market may not be able to absorb any large number of shares which become available for resale in the future. There is no assurance that the common stock will ever become listed on Nasdaq.

    Dependence on Key Personnel. The Company's success depends to a significant degree upon the continued contributions of its key management, product development, sales, marketing and operations personnel. There can be no assurance that key personnel will not terminate their employment to the detriment of the Company. The Company does not have key man life insurance on any of its personnel.

    Volatility of Stock Price; No Dividends. The Common Stock of the Company's predecessor was only sporadically traded during the two years ended January, 1995. Since that time, the Company's Common Stock has been quoted on the OTC Bulletin Board. Due to the relative newness of the market for the Common Stock, the small amount of Common Stock available in the public float compared to the amount of restricted Common Stock which will be available for sale in the future and other factors, the Company anticipates that the market for the Common Stock will be highly volatile. The Company does not have any agreements or understandings with its current market makers, or any other broker-dealers, that such persons will act as market makers for the Common Stock in the future. The loss of one or more market makers could cause further adverse volatility in the price of the Common Stock. Current quotations for stocks quoted on the OTC Bulletin Board are generally not available to individual investors from newspapers or consumer databases as would be the case for stocks quoted on Nasdaq or listed on a stock exchange. An investor may be less able to accurately monitor his investment in the Company's shares than would an investor in a Nasdaq or exchange listed stock. The Company has not paid cash dividends on its Common Stock and does not expect to do so in the foreseeable future. See "Market for Common Stock" and "Description of Capital Stock." Management anticipates that any future profits will be retained for the growth and expansion of the Company's business rather than distributed to the stockholders.

    No Firm Underwriting. No person has guaranteed the purchase or sale of any of the Common Stock offered hereby. There is no assurance that all or any of the offered Common Stock will be sold. See "Plan of Distribution" and "Use of Proceeds."

    Potential Adverse Effect to Holders of Common Stock of Authorized but Unissued Preferred Stock; Anti-Takeover Effects. The Board of Directors has authority to issue up to 2,500,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the shareholders. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change in control of the Company. Furthermore, such Preferred Stock may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Common Stock. The Company has no present plans to issue shares of Preferred Stock. The Company has not exempted itself from the Delaware Business Combination Act ("DBCA"). The DBCA prohibits certain business combinations with "interested stockholders" unless the combination, or the transaction in which the interested stockholder acquired his interest, were approved in advance by the Board of Directors. The possible application of the DBCA may further discourage or prevent a change in control of the Company. See "Description of Capital Stock."



Risks of ValuOne Online

    Emerging Market. The market for online services is constantly changing, and has not developed in ways generally predicted by the industry. The demand for the Company's proposed service is dependent on a number of variables, which the Company cannot predict with accuracy. There can be no assurance that the market will accept the Company's proposed service. Even if the Company's service becomes accepted, there can be no assurance that the Company will be able to modify or update its service in a timely manner to respond to future changes in the market.

    Competition. The market for the Company's proposed online service is highly competitive and is characterized by pressures to reduce prices, incorporate new features and accelerate the release of new products. The Company's service will be competing with such national services that charge consumers a fee such as Prodigy, America On-Line, Compuserve, the Microsoft Network and other Internet access providers. Although the Company will not be competing with such services for end-user fees (other than fees the Company will charge for Internet access), the Company's ability to attract end-users from fee-based services may affect the rates the Company can charge for advertising. The Company will also be competing for advertisers with numerous providers of Internet presence, as well as advertiser's ability to establish and maintain Internet presence without the use of outside parties. The Company may also be competing with regional or local companies operating bulletin boards or Internet pages, offering services more closely resembling the Company's proposed service. The Company will also be competing for advertising with all other advertising media. Certain of the Company's competitors or potential competitors, most notably the various national services, have significantly greater financial, management, technical and marketing resources than the Company. Competition could reduce or eliminate the Company's ability to price its advertising at a profitable level and could restrict or prevent the Company from attracting sufficient users to be an attractive advertising medium. A variety of potential actions by the Company's competitors, including increased promotion and modification of services offered, could have a material adverse effect on the Company's future results of operations. There can be no assurance that the Company will be able to compete successfully in the future.

    Limited Protection of Proprietary Technology. The Company regards its software as proprietary and attempts to protect it under copyright, trademark and trade secret laws as well as through contractual restrictions on disclosure, copying and distribution. It may be possible for unauthorized third parties to copy the Company's products or to reverse engineer or obtain and use information that the Company regards as proprietary. In particular, it is possible that the Company could not prevent a competitor from offering a similar service using its own software, despite the Company's contention that its manner of doing business is proprietary. There can be no assurance that third parties will not assert infringement claims against the Company in the future or that any such assertion will not result in costly litigation or require the Company to obtain a license to intellectual property rights of third parties. There can be no assurance that such licenses will be available on reasonable terms, or at all.

    Development of Software. The Company believes it has substantially completed development of the software which will be used to run the online service and the software which the end-users will use to access the service. Due to the variety of conditions that may be encountered in use of the service, it is likely that additional changes to the software will be needed. Such changes could be material. There can be no assurance that the Company will be able to make any needed revisions to the software in a timely and cost-effective manner. Completion of the software and promotion of the new service is also dependent on the Company obtaining adequate financing.

    Additionally, the Company's ability to design, develop, test and support new software products and enhancements on a timely basis that meet changing customer needs and respond to technological developments and evolving industry standards is critical to the Company's future growth. There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of new products and enhancements, or that its new products and enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. If the Company is unable to develop on a timely basis new software products, enhancement to existing products or error corrections, or if such new products or enhancement do not achieve market acceptance, the Company's business, operating results and financial condition could be materially adversely affected.

    Dependence on Media Representatives. The Company has contracted with Katz to provide media representation services and market ValuOne Online to national advertisers. The growth of the revenues of ValuOne Online is therefore in part dependent upon the success of Katz in finding and contracting with advertisers, which is outside of the Company's control. The inability of Katz to penetrate the market segment could have a material adverse affect on the business, financial condition and operating results of the Company. Although Katz considers itself as the largest full service media representative firm, it does not have substantial experience with interactive digital media such as ValuOne Online. The Company also intends to obtain local advertising for ValuOne Online and national advertising in certain areas of ValuOne Online through the Company's sales staff and local independent representatives. There is no assurance that the Company will be successful in locating representatives in a significant number of locations or that the sales staff and independent representatives will be successful in obtaining advertising.

    Dependence on Telephone Services. The Company intends to provide end-users access to ValuOne Online through telephone lines and the cost of telephone services are expected to be a significant expense to the Company. The Company has contracted with Sprint to provide telephone services for a three year period beginning Spring, 1996 at variable rates with annual minimum charges. The minimum charges are significant relative to the Company's current revenues and would have a material adverse impact on the Company's earnings in the event ValuOne Online fails. In the event ValuOne Online is successful, there is no guarantee that, upon expiration of the current contract with Sprint, the Company could negotiate a new contract with a telephone service provider at favorable rates. The inability of the Company to negotiate a favorable telephone services contract could have a material adverse affect on the business, financial condition and operating results of the Company.

    Security Risks. As with any computer based enterprise, the Company is exposed to potential damage from computer viruses and other forms of electronic vandalism. Any such vandalism could disrupt the service and damage the reputation of ValuOne Online with users and advertisers. Although the Company will take reasonable security precautions, there can be no assurance that the Company will not suffer securities breaches which may have an adverse affect on the Company's business and financial condition.

    Government Regulation. The Company is not subject to direct regulation other than regulation applicable to businesses generally. However, changes in the regulatory environment relating to the telecommunication and media industries could have an effect on the Company's business, including regulatory changes which directly or indirectly affect telecommunications costs or increase the likelihood or scope of competition from regional phone companies. Additionally, recently enacted telecommunications reform legislation imposes additional obligations on online service providers such as the Company. Although Management of the Company does not currently believe that the online provider provisions of the legislation, if enforced by the courts, will have a substantial impact on the Company's business, Management cannot predict with certainty financial impact the resulting regulation may have on its business.

    Online Service may not be Launched Within Time and Budgeting Constraints. Although the Company is experienced in the advertising techniques to be used in the online service, the Company has not previously operated an online service or developed software for third party use. The amount of resources that the Company has been able to devote to product development may be relatively small, both financially and in terms of manpower, compared to major national online services. Lack of resources may restrict the Company's ability to anticipate or prevent potential difficulties with the operation of the service. There can be no assurance that the Company will be able to launch its online service on a commercial basis on a timely basis. Major software companies have experienced substantial delays in releasing new products due to unanticipated programming problems, errors discovered in the testing process, the need to add additional functionality for competitive purposes or other unforeseen events. Completion of the Company's software for operation of the service and commencement of the online service may be delayed by similar factors. Completion of the software and promotion of the new service is also dependent on the Company obtaining adequate financing. The Company estimates that if there are no delays it currently has sufficient funding to complete the initial launch of the service, but there is no assurance that additional funding will not be required.

    Unproven Marketing Plan. The Company's plans for the online service are premised on the Company's ability to attract advertisers in sufficient quantity, and at sufficient rates, to support the service without end-user fees. The Company is not aware of other commercial online services supported solely by advertising revenues. As of the date of this document, the Company has not established its final advertising rates and has not committed any advertisers to use the service. There can be no assurance that the Company will be successful in attracting advertisers at profitable rates.

    Uninsured Losses. The Company currently has, and intends to maintain, insurance coverage on its business and premises which management believes is reasonable and customary. Such insurance will not fully compensate the Company in the event of a catastrophic loss to the computer equipment and facility housing the ValuOne Online service, and uninsured losses could be material. In particular, the Company does not have insurance to replace revenues lost during any period when the system has become unavailable to catastrophe or other loss, or to compensate the Company for any loss of reputation in the end user or advertiser community due to unavailability. The Company is negotiating with third parties to have back-up computers on standby in the event of such unavailability. Even if the Company is able to successfully negotiate such standby arrangements, it is likely that the service would sustain substantial down time prior to activation of the back-up system and would operate at substantially reduced capacity until the primary system became available. Since all of the ValuOne Online computers will initially be located in a single location, the risk of catastrophic loss is increased.

Risks of Direct Mail Advertising

    Competition. The Company competes for direct mail business with other full service direct mail concerns, printing and mailing houses lacking the Company's analytical abilities, list suppliers and advertising agencies in general. The Company's direct mail advertising competes with all other advertising media. Certain of the Company's competitors or potential competitors have significantly greater financial, management, technical and marketing resources than the Company. There can be no assurance that the Company will be able to compete successfully in the future.

    Postage and Materials Costs. A significant expense in any direct mail campaign is the cost of postage. Paper, printing and other materials costs are also significant direct mail expenses. Although the Company believes it can pass future increases in postage and other costs through to its customers without significant effect on demand, there is no assurance that it will be able to do so. Changes in the costs of any of these items may disproportionately affect direct mail and its competitive media, limiting the Company's ability to increase its prices.

    Dependence on Proprietary School Business. The Company has historically derived a significant part of its revenues from sales to proprietary schools. The loss of certain key customers, or a general decline in the appeal of direct mail advertising to proprietary schools could have a material adverse effect on the Company's business and results of operations. The government student loan programs which many proprietary schools rely on to finance tuition may be restricted or curtailed, adversely affecting the viability of such schools.

EACH INVESTOR IS CAUTIONED AND ADVISED TO MAKE HIS OWN INQUIRIES AND ANALYSIS WITH RESPECT TO THE CURRENT AND PROPOSED BUSINESS OF THE COMPANY.

                         USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of Shares by Selling Shareholders. The Company may receive up to $2,372,469 from the exercise of the Warrants, if all of the Warrants are exercised. There is no assurance that any of the Warrants will be exercised. Proceeds from the exercise of the Warrants, if any, will be applied to marketing ValueOne Online and for working capital and general purposes.

     To the extent that the net proceeds from exercise of the warrants are not utilized immediately, they will be commingled with the Company's other cash assets, including deposits in checking accounts bearing no interest.

                          CAPITALIZATION

     The following table sets forth as of March 31, 1996 the actual capitalization of the Company. The table does not reflect any potential exercise of the Warrants. In addition, the table does not reflect the sale of 1,844,906 shares of Common Stock sold in a private placement by the Company subject to March 31, 1996 at a price of $7.75 per share.



                                                      March 31, 1996
                                                      --------------

Long-Term Liabilities, Less Current Portion           $       6,918


STOCKHOLDERS' EQUITY:

Preferred Stock, Authorized 2,500,000 Shares
 of $.0001 par value, no shares issued                            0

Common Stock, Authorized 20,000,000 Shares of
 $.0001 par value, 6,223,501 shares issued and
 outstanding                                                    622

Additional Paid in Capital                                5,897,584

Retained Earnings (deficit)                              (1,271,703)
                                                         ----------
Total Stockholders' Equity                                6,505,076
                                                         ----------

Description of Common Stock

    The Company is authorized to issue 20,000,000 shares of its $.0001 par value Common Stock. As of August 15, 1996, there were 8,068,407 shares of Common Stock issued and outstanding. Holders of the Company's Common Stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor. Any such dividends may be paid in cash, property or shares of capital stock of the Company in accordance with applicable law. The Company has not paid any cash dividends in the fiscal years for which financial information is presented and does not anticipate declaring or paying any dividends in the foreseeable future. Any future dividend will be subject to the discretion of the Company's Board of Directors, and will depend upon, among other things, the operating and financial condition of the Company, its capital requirements and general business conditions. Furthermore, all dividends on the Common Stock will be subject to any preferential dividend rights of the holders of preferred stock, as described below. One of the Company's current notes payable prohibits the declaration or paying of a dividend without the prior written consent of the lender.

    All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share on all matters to be voted upon by stockholders. Cumulative voting is not allowed and a majority of the issued and outstanding Common Stock present in person or by proxy at any legally convened stockholders' meeting at which the directors are to be elected will be able to elect all directors and the minority stockholders will not be able to elect a representative to the board of directors.

    Shares of Common Stock of the Company have no pre-emptive or conversion rights, no redemption or sinking fund provisions, and are not liable for further call or assessment. Each share of Common Stock is entitled to share ratably in any assets available for distribution to the holders of Common Stock upon liquidation of the Company.

Description of Preferred Stock

    The Company is authorized to issue up to 2,500,000 shares of its $.0001 par value preferred stock. As of the date of this Prospectus, no preferred stock was outstanding. Under the Company's Restated Articles of Incorporation, the Company's Board of Directors is authorized, without shareholder approval, to make divisions of the authorized preferred stock of the Company into classes and into series within any class and to make determinations of the designation and the number of shares of any class or series and the voting rights, preferences, limitations and special rights, if any, of the shares of any class or series, including the power to increase any previously determined number of shares of any class or series of preferred stock to a number not greater than the aggregate number of shares of preferred stock that the Company is authorized to issue and to decrease the previously determined number of shares of any class or series of preferred stock to a number not less than that then outstanding.

    Currently unissued series of preferred stock may be granted voting rights equal to or greater than those of the Common Stock. The preferred stock may be granted preferential dividend rights, which dividends may cumulate from year to year if unpaid. Dividends on the Common Stock may be prohibited until the dividend rights of the preferred stock are satisfied. Holders of preferred stock may also be granted the right to participate in any dividend which may be declared on the Common Stock. On liquidation, holders of preferred stock may be entitled to share in the liquidation proceeds after satisfaction of creditors and prior to any distributions to the common stockholders to the extent of the liquidation preference determined by the Board of Directors at the time of issuance of the preferred stock. Holders of preferred stock may also be granted the right to convert such stock into Common Stock and to compel the Company to redeem the preferred stock on specified conditions or at specified times.

    Because the terms of any class or series of preferred stock may be fixed by the Board of Directors without stockholder action, such class or series could be issued quickly with terms calculated to defeat a proposed takeover of the Company, or to make the removal of management of the Company more difficult. Under certain circumstances, this could have the effect of decreasing the market price of the Common Stock. The Company is not aware of any such threatened transaction to obtain control of the Company.

Transfer Agent

    The Company's transfer agent is OTC Stock Transfer Company, 231 East 2100 South, Salt Lake City, Utah.

                     MARKET FOR COMMON STOCK

    The Company's Common Stock is traded over the counter and is quoted on the OTC Bulletin Board. During 1993 and 1994, there was no public market for the securities of the Company's predecessor, and the Company is not aware of any quotations for its securities during this period. In prior years, securities of the Company's predecessor Exchequer were traded in the over-the-counter market, and some sporadic unsolicited trading may have continued. Commencing in January 1995, the Company's Common Stock began to be quoted on the OTC Bulletin Board.

    The following table reflects the high and low bid quotations reported by the OTC Bulletin Board for the periods indicated. The quotes represent interdealer quotations, do not include retail mark-up, mark-down or commission and may not reflect actual transactions.


                                                 High              Low
                                                 ----              ---

Year Ended June 30, 1995
- ------------------------
January 1 to March 31, 1995                     $2.88              $2.25

April 1 to June 30, 1995                        $4.75              $2.50

Year Ending June 30, 1996
- -------------------------

July 1 to September 30, 1995                    $7.75             $3.75

October 1 to December 31, 1995                  $7.50             $7.25

January 1 to March 31, 1996                    $12.50             $8.00

April 1 to June 30, 1996                       $21.38             $8.00



    On August 15, 1996 the Common Stock was quoted on the OTC Bulletin Board at $12.00 bid and $13.50 asked. The Company has applied for Nasdaq listing. As of the date of this Prospectus, the Company believes it meets the Nasdaq requirements for listing of its Common Stock on the Nasdaq SmallCap Market. There is no assurance that the Common Stock will ever be so listed on Nasdaq.

    As of June 30, 1996, there were approximately 673 holders of record of the Company's Common Stock.

                         DIVIDEND POLICY

    The Company has not paid any cash dividends since its inception. The Company's revolving loan agreements currently prohibit it from declaring any dividends without the written permission of the lender. The Company currently intends to retain future earnings in the operation and expansion of its business and does not expect to pay any cash dividends in the foreseeable future.


              DILUTION TO EXERCISING WARRANT HOLDERS

    On March 31, 1996, the Company had a net tangible book value (tangible assets less total liabilities) of approximately $4,626,503. On a per share basis, the net tangible book value per share of Common Stock would have been approximately $0.74 per share of Common Stock. The net tangible book value set forth herein does not reflect any adjustment for the sale of 1,844,906 shares of Common Stock subsequent to March 31, 1996.

Exercising Warrantholders

    There is no assurance that any Warrants will be exercised. The amount of dilution (exercise price per share following exercise) suffered by an exercising warrantholder will depend on a number of factors, including the total number of Warrants being exercised. The following table illustrates the dilution to be incurred by investors acquiring Common Shares upon exercise of Warrants hereunder assuming exercise of (i) only 1 Warrant, (ii) all Warrants. The table assumes no changes from the March 31, 1996 balance sheet other than receipt of proceeds from the exercise of the Warrants and therefore ignores the 1,844,906 shares issued subsequent to March 31, 1996.


                                     Only 1 Warrant            All Warrants
                                          Exercised               Exercised


Net Tangible Book Value per Share
at March 31, 1996                              $.74                    $.74

Net Tangible Book Value per Share
after Exercise 1                               $.74                   $1.06

Increase per Share Attributable to
Exercise or Warrants                            N/A                    $.32

Dilution to Purchasers of Common
Shares                                        $7.01                   $6.69

Dilution as Percentage of Exercise
Price                                          90.5%                   86.3%

- -----------------------

1 Includes net tangible book value at March 31, 1996 plus gross proceeds from exercise of Warrants less expenses of the offering estimated by the Company at $50,000.

                     SELECTED FINANCIAL DATA

    The following Selected Financial Data should be read in conjunction with the financial statements and notes thereto found elsewhere herein. Information for fiscal years 1995, 1994 and 1993 is derived from the Company's audited financial statements. Information for the interim periods ended March 31, 1996 and 1995 for fiscal 1992 and 1991 is derived from unaudited financial statements.


                                                 Year Ended June 30,                                  9 Months Ended March 31,
                                                 -------------------                                  ------------------------

                                 1991         1992           1993          1994          1995            1995           1996
                                 ----         ----           ----          ----          ----            ----           ----
Statement of Operations
Data:

Net Sales                   $3,004,608   $2,878,013     $2,516,022    $3,017,805    $3,443,965      $2,521,658     $2,949,610

Operating Costs and Expenses

Postage                      1,199,068    1,202,916       985,599      1,133,710     1,360,976       1,022,030      1,134,934

Materials and Printing         882,758      645,124       611,838        790,744     1,035,954         712,323        881,509

Selling Expense                461,523      576,641       459,270        440,236       466,181         310,018        497,473

Research and Development             -            -             -         89,250       560,915         360,580        904,140

General and Administrative     387,377      421,369       362,494        456,039       268,765         194,384        634,702

Total Operating Costs and
Expenses                     2,930,726    2,846,050     2,419,201      2,909,979     3,692,791       2,599,335      4,052,758
                             ---------    ---------     ---------      ---------     ---------       ---------      ---------
Income (loss) from
  operations                    73,882       31,963        96,821        107,826      (248,826)        (77,677)    (1,103,148)
                                ------       ------        ------        -------       -------          ------      ---------

Total other income (expense),
net                            (14,600)     (20,613)      (25,108)       (16,272)      (18,564)        (17,320)       (40,152)
                                ------       ------        ------         ------        ------          ------         ------

Income (loss) before income
taxes                           59,282       11,350        71,713         91,554      (267,390)        (94,997)    (1,143,300)

Provision for (benefit from)
income taxes                         0       10,173        18,386         28,556        (3,120)         (1,268)        13,161
                                  ----       ------        ------         ------         -----           -----         ------

Net income (loss)               59,282        1,177        53,327         62,998      (264,270)        (93,729)    (1,156,461)

Net income (loss) per common
share                              .01          .00           .01            .01          (.06)           (.02)          (.21)

Weighted average shares
outstanding                  4,242,026    4,242,026     4,242,026      4,282,299     4,713,028       4,587,155      5,543,470



                                                        June 30,                           March 31,
                                                        --------                         -----------
                                     1992          1993          1994          1995         1996
                                     ----          ----          ----          ----         ----

Balance Sheet Data:

Working Capital                   $224,121     $238,168      $350,428      $794,156     $3,803,650

Total Assets                       759,379      622,544       884,493     1,556,646      6,505,076

Long-term debt less current
portion                             46,179       26,789        47,248        25,332          6,918

Stockholders' equity              $285,703     $339,030      $476,210      $998,426     $4,626,503


   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS

Overview

    The Company began operations in 1987 to provide highly targeted business to consumer advertising through direct mail. Since the Company's founding, the direct mail business has provided substantially all of its revenues and the Company intends to continue to grow its direct mail business.

    In fiscal 1994 the Company began developing its own proprietary advertiser funded national online network -ValuOne Online. Since Fiscal 1994 the Company has devoted significant resources towards the development of ValuOne Online and anticipates launching the service in the fourth quarter of fiscal 1996. The Company believes that in the future the revenues of ValuOne Online could surpass those of the direct mail business.

    The Company charges fees based primarily on the number of mailings provided to each customer. Support services which are typically bundled with the mailing include targeting and profiling the mailing audience, designing and printing the mailing, and analyzing the results of the mailing campaign.

    The cost of postage is a significant element of any direct mail campaign. Recent increases in postal rates will increase the costs of direct mailings. Although management believes that the rate increase will not have a material long term effect on demand, there is no assurance that rate increases will not depress the number or reduce the profitability of mailings by the Company. Additionally, fluctuations in the price of paper or other materials may adversely impact the profitability of mailings by the Company in the future.

Results of Operations

    The following table sets forth certain financial data as a percentage of revenues for the fiscal years ended June 30, 1993, 1994 and 1995 and for the nine months ended March 31, 1995 and 1996.

                                                               9 Months Ended
                                 Year Ended June 30,               March 31,
                                 -------------------           ---------------


                              1993       1994       1995        1995      1996

Net sales                    100.0%     100.0%    100.0%      100.0%     100.0%

Operating expenses
  Postage                     39.2       37.6      39.5        40.5       38.5

Materials and printing        24.3       26.2      30.1        28.2       29.9

Selling expenses              18.3       14.6      13.5        12.3       16.9

Research and development       0.0        3.0      16.3        14.3       30.7

General and administrative    14.4       15.1       7.8         7.7       21.5

   Total operating expenses   96.2       96.4     107.2       103.1      137.4
                             -----       ----     -----       -----      -----

Income (loss) from operations  3.8        3.6      (7.2)       (3.1)     (37.4)
                               ---        ---       ---         ---       ----

Total other (expense), net    (1.0)      (0.6)     (0.6)       (0.7)      (1.4)
                              -----      -----      ----        ----      -----

Income (loss) before income
 taxes                         2.8        3.0      (7.8)       (3.8)     (38.8)


Provision for (benefit from)
 income taxes                  0.7        0.9      (0.1)       (0.1)       0.4
                               ---        ---      -----       ----        ---

Net Income (loss)              2.1%       2.1%     (7.7)%      (3.7)%    (39.2)%
                               ===        ===      =====       =====     ======

Period Ended March 31, 1995 Compared with Period Ended March 31, 199

    Net sales for the nine months ended March 31, 1996 (the "1996 Period") increased by 11.7% to $2,949,610 from $2,521,658 for the nine months ended March 31, 1996 (the "1995 Period"). Net sales growth resulted primarily from an increase in the number of pieces mailed during the 1996 Period. The average price per piece mailed increased .05% to $.419 during the 1996 Period from $.399 during the 1995 Period.

    Postage expense as a percentage of net sales decreased slightly to 38.5% during the 1996 Period from 40.5% during the 1995 Period. Postage expenses includes drop shipping costs incurred during the first quarter of the current year and the second quarter of the prior year on a limited number of orders to avoid late mailings.

    Materials and printing expense increased 12.4% to $881,509 during the 1996 Period from $712,323 during the 1995 Period. The increase reflects the higher number of pieces mailed during the 1996 Period. Materials and printing expense as a percentage of net sales of 29.9% in the current year increased slightly (1.7) over the prior year due to increases in paper costs during the second and third quarters.

    Selling expense increased substantially to $497,473 during the 1996 Period from $310,018 during the 1995 Period. Selling expense as a percentage of net sales increased to 16.9% during the 1996 Period from 12.3% during the 1995 period. The increase in selling expense reflects the initiation of selling effort for ValuOne Online and the initial establishment of the Company's direct mail regional sales program.

    General and administrative expense increased substantially to $634,702 during the 1996 Period from $194,384 during the 1995 Period. General and administrative expenses as a percentage of net sales increased to 21.5% during the 1996 Period from 7.7% during the 1995 Period. The increase in general and administrative expense reflects new overhead burden for both ValuOne Online and the regional sales program.

    Research and development of ValuOne Online continued during the 1996 Period and the Company expended $904,140 of related costs compared to $360,580 in the 1995 Period. The Company anticipates launching ValuOne Online during the fall of calendar 1996.

Fiscal Year Ended June 30, 1995 Compared with Fiscal Year Ended June 30, 1994

    Net sales for fiscal 1995 increased by 14.1% to $3,443,965 from $3,017,805 for fiscal 1994. Net sales growth resulted primarily from an 11.9% increase in the number of pieces mailed, to 9,932,869 pieces mailed during fiscal 1995 from 8,875,852 pieces mailed during fiscal 1994. The average price per piece mailed increased 2.1% to $0.347 during fiscal 1995 from $0.340 during fiscal 1994.

    Postage expense increased 20.0% to $1,360,976 during fiscal 1995 from $1,133,710 during fiscal 1994. The increase was attributable to a higher number of pieces mailed during fiscal 1995 than during fiscal 1994. Postage expense as a percentage of net sales increased to 39.5% during fiscal 1995 from 37.6% during fiscal 1994. The increase in postage expense as a percentage of net sales was attributable to an increase in postal rates without an immediate related increase in sales prices charged by the Company.

    Materials and printing expense increased 31.0% to $1,035,954 during fiscal 1995 from $790,744 during fiscal 1994. The increase was primarily attributable to a higher number of pieces mailed during fiscal 1995 than during fiscal 1994. Materials and printing expense as a percentage of net sales increased to 30.1% during fiscal 1995 from 26.2% during fiscal 1994. The increase in materials and printing expense as a percentage of net sales was attributable to higher paper costs which were not immediately reflected in higher sales prices charged by the Company.

    Selling expense increased 5.9% to $466,181 during fiscal 1995 from $440,236 during fiscal 1994. Selling expense as a percentage of net sales declined to 13.5% during fiscal 1995 from 14.6% during fiscal 1994. The decline in selling expense as a percentage of net sales was due to tighter cost controls over the sales force offset by an increase in the number of pieces mailed.

    General and administrative expense declined 41.1% to $268,765 during fiscal 1995 from $456,039 during fiscal 1994. General and administrative expenses as a percentage of net sales declined to 7.8% during fiscal 1995 from 15.1% during fiscal 1994. The decline in general and administrative expense as a percentage of net sales was primarily due to a redirection of certain administrative efforts toward research and development of ValuOne Online.

    Research and development of ValuOne Online continued during fiscal 1995 and the Company expended $560,915 of related costs. The Company anticipates launching ValuOne Online during the fourth quarter of fiscal 1996.

Fiscal Year Ended June 30, 1994 Compared with Fiscal Year Ended June 30, 1993

    Net sales for fiscal 1994 increased by 19.9% to $3,017,805 from $2,516,022 for fiscal 1993. Net sales growth resulted from an 8.0% increase in the number of pieces mailed and an 11.1% increase in the average price per piece mailed. The number of pieces mailed grew to 8,875,852 pieces mailed during fiscal 1994 from 8,216,106 pieces mailed during fiscal 1993. The average price per piece mailed increased to $0.340 during fiscal 1994 from $0.306 during fiscal 1993.

    Postage expense increased 15.0% to $1,133,710 during fiscal 1994 from $985,599 during fiscal 1993. The increase was attributable to a higher number of pieces mailed during fiscal 1994 than during fiscal 1993. Postage expense as a percentage of net sales declined to 37.6% during fiscal 1994 from 39.2% during fiscal 1993. The decline in postage as a percentage of sales was attributable to a higher average price per piece mailed.

    Materials and printing expense increased 29.2% to $790,744 during fiscal 1994 from $611,838 during fiscal 1993. The increase was attributable to a higher number of pieces mailed during fiscal 1994 than during fiscal 1993. Materials and printing expense as a percentage of net sales increased to 26.2% during fiscal 1994 from 24.3% during fiscal 1993. The increase in materials and printing as a percentage of sales was attributable to higher paper costs which were not immediately reflected in higher sales prices charged by the Company.

    Selling expense declined 4.1% to $440,236 during fiscal 1994 from $459,270 during fiscal 1993. Selling expense as a percentage of net sales declined to 14.6% during fiscal 1994 from 18.3% during fiscal 1993. Lower selling expense was due to increased sales to existing customers which did not require a corresponding increase in selling costs.

    General and administrative expense increased 25.8% to $456,039 during fiscal 1994 from $362,494 during fiscal 1993. General and administrative expenses as a percentage of revenues increased slightly to 15.1% during fiscal 1994 from 14.4% during 1993. The increase in general and administrative expense as a percentage of net sales was due to general expenses related to the initiation of ValuOne Online.

    Research and development of ValuOne Online was initiated during fiscal 1994 and the Company expensed all $89,250 of related costs.

Quarterly Results

    The following tables set forth certain quarterly financial information of the Company for the eight fiscal quarters ending March 31, 1996. This information has been derived from the quarterly financial statements of the Company which are unaudited but which, in the opinion of management, have been prepared on the same basis as the audited financial statements included herein and include all adjustments (consisting only of normal recurring items) necessary for a fair presentation of the financial results for such periods. This information should be read in conjunction with the Financial Statements and the Notes thereto and the other financial information appearing elsewhere herein.


                   June 30,         Sept 30,        Dec 31,       Mar 31,       Jun 30,      Sept 30,       Dec 31,       Mar 31,
                    1994              1994           1994          1995          1995          1995          1995          1996
                   -------          --------        -------       -------       -------      --------       -------      -------

Net Sales          $796,776         $894,541        $767,338      $859,779      $922,307    $1,074,559     $935,517      $939,534

Operating Costs &
 Expenses

Postage             291,126          333,390         328,334      360,306        338,946       433,766      354,378       346,790

Materials &
  Printing          234,745          245,227         221,382      245,714        323,631       282,438      283,417       315,654

Selling Expense      96,100           95,907         103,288      110,823        156,163       164,369      171,698       159,648

Research &
 Development         89,250          103,933         104,225      152,422        200,335       164,350      308,462       431,328

General &
  Administrative    160,230           80,386          60,977       53,021         74,381       145,965      196,188       294,307
                    -------           ------          ------       ------         ------       -------      -------
Total Operating
 Costs & Expenses   871,451          858,843         818,206      922,286      1,093,456     1,190,888    1,314,143     1,547,727

Income (Loss) from
Operations          (74,675)          35,698         (50,868)     (62,507)      (171,149)     (116,329)    (378,626)     (608,193)

Net Other (Expense)    (379)          (8,083)         (2,612)      (6,625)        (1,244)       (4,367)     (11,249)      (24,536)
                    -------           ------          -------      ------         -------       -------     -------       --------

Income (Loss) Before
Income Taxes        (75,054)          27,615         (53,480)     (69,132)      (172,393)     (120,696)    (389,875)     (632,729)


Provision for
 (Benefit From)
 Income Taxes       (23,409)             301            (583)        (987)        (1,851)            -            -        13,161
                     ------              ---            -----        -----        -------          ----         ----       ------

Net Income (Loss)  $(51,645)         $27,314        $(52,897)    $(68,145)     $(170,542)    $(120,696)   $(389,875)    $(632,729)
                   ========          =======        ========     ========      =========     =========    =========     =========

Net Income (Loss)
Per Share(1)       $   (.01)         $   .01        $   (.01)    $   (.01)     $    (.03)    $    (.02)   $    (.07)    $  (  .12)
                   ========          =======        ========     ========      =========     =========    =========     =========

Weighted Average
  Shares
  Outstanding     4,324,745        4,365,045       4,462,612    4,941,513      5,031,315     5,539,953    5,539,953     5,543,470


    (1) The sum of net income (loss) per share amounts for the four quarters may not equal annual amounts due to rounding.

Liquidity and Capital Resources

    The Company historically has satisfied its cash requirements through cash flow from operations and borrowings from financial institutions and related parties. However, in order to fund the expenses of developing and launching ValuOne Online, in March, 1996 the Company began a private placement to major institutions and other accredited investors (the "March 96 Placement"). At March 31, 1996, the Company had obtained subscription commitments for $4,988,500 in the March 96 Placement, but had not collected the proceeds of such subscriptions. In April, 1996 these subscriptions were collected in full. The Company completed the March 96 Placement for total gross proceeds of $17,000,000, some of which is receivable as of the date of this Prospectus.

    Operating activities consumed $447,261 of cash in the 1996 Period compared to a positive cash flow of $93,951 in the 1995 Period. The reduction in cash flow provided by operating activities during the current period was primarily attributable to higher research and development costs associated with ValuOne Online.

    Cash flow used in investing activities was $761,162 and $107,783 during the 1996 Period and the 1995 Period, respectively. The Company's capital expenditures historically have consisted of printing machinery and office equipment. During the fiscal year, the Company acquired approximately $2,370,000 of computer equipment for ValuOne Online. The Company anticipates using approximately $2.25 million of cash for capital investment during the fiscal year ended June 30, 1997 to acquire the remaining initial computer hardware for the ValuOne Online system. This cash will be provided by the March 96 Placement.

    Cash flow provided by financing activities was $1,442,208 during the 1996 Period compared to a negative $5,812 during the 1995 Period. The increase in cash flow provided by financing activities during the 1996 Period, as compared to the 1995 Period was primarily attributable to the proceeds of the April 95 and March 96 Placement and borrowings of $133,256 from related parties. The Company borrowed $498,900 for computer equipment in the form of a capital lease. During the 1996 Period, the Company increased its line-of-credit loan agreement with a bank to a maximum of $200,000, substantially all of which was available for future borrowings as of March 31, 1996. The Company's financing arrangements, which are secured by substantially all of the Company's assets and personally guaranteed by certain officers and shareholders, require the Company to satisfy certain financial covenants and restrict the payment of dividends.

    The Company believes that its available funds, credit facilities and cash flows expected to be generated by operations should be sufficient to launch the ValuOne Online service. The Company may need to raise additional funds for expenditures contemplated for future periods if revenues do not develop as anticipated. There can be no assurance that the Company will be able to raise such capital on favorable terms or at all. In the event that the Company is able to sell additional equity or convertible debt securities, such sale will result in additional dilution to the Company's stockholders.

                      CHANGE IN ACCOUNTANTS

    Effective June 28, 1996, the Registrant dismissed Hansen, Barnett & Maxwell ("Hansen") as its certifying accountant. Hansen's reports on the Registrant's financial statements for the years ended June 30, 1995 and 1994 did not contain an adverse opinion or a disclaimer of opinion and were not qualified as to uncertainty, audit scope, or accounting principles.

    The Registrant's board of directors unanimously approved dismissal of Hansen.

    During Registrant's two most recent fiscal years ended June 30, 1995 and 1994 and the interim period subsequent to June 30, 1995, there were no disagreements, as defined in Regulation S-K Item 304, with Hansen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements would have caused Hansen to make a reference to the subject matter of the disagreement in connection with its reports.

    On June 28, 1996, the Registrant engaged Arthur Andersen LLP ("Andersen") to perform its audits and provide various accounting services thereafter. The Registrant did not consult with Andersen prior to such date regarding any reportable matter.


    Effective January 16, 1995, the Company dismissed Jones, Jensen, Orton & Company ("Jones") as its certifying accountant. Jones' report dated December 7, 1994 on the Company's financial statements for the years ended December 31, 1993, 1992 and 1991 did not contain an adverse opinion and was not qualified as to audit scope or accounting principles.
The report contains the following:

    The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company is a development stage company with no significant operating results to date. Unless the company is able to obtain significant outside financing, there is substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

    The Company's board of directors approved dismissal of Jones.

    During the Company's three most recent fiscal years ended December 31, 1993, 1992 and 1991 and the period subsequent to December 31, 1993, there were no disagreements, as defined in Regulation S-K Item 304, with Jones on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

    On January 16, 1995, the Company engaged Hansen, Barnett & Maxwell to perform its audits for the year ended December 31, 1994 and provide various accounting services thereafter. The Company and Hansen, Barnett & Maxwell did not consult prior to such date regarding any reportable matter. Hansen, Barnett & Maxwell had previously been the auditor for DataMark Systems.

                             BUSINESS

The Company

    The Company was organized as Exchequer, Inc. as a Delaware corporation. On January 11, 1995, the Company consummated an Agreement and Plan of Reorganization (the "Agreement") with DataMark Systems, Inc., a Nevada corporation ("DataMark Systems") pursuant to which DataMark Systems became a wholly owned subsidiary of the Company. As a result of the Agreement, the former shareholders of DataMark Systems have become controlling stockholders of the Company and the officers and directors of DataMark Systems have become the officers and directors of the Company. As a condition to consummation of the Agreement, the Company effected a 1 for 3 reverse stock split and changed its name to its current name, DataMark Holding, Inc.

Overview - Targeted Advertising

    Management believes that $250 billion was spent on media advertising in the United States in 1995. Of that amount approximately $40 billion was spent on targeted direct mail advertising.

    Advertisers seek to increase the effectiveness of their advertising by directing the advertising to the types of persons they believe are most likely to be purchasers of the product or service advertised. For general circulation media, such as television, radio and newspapers, the advertisers' ability to direct its message to a specific type of potential purchasers is limited. In the case of television the advertiser can only select the type of programming his potential purchaser should be interested in, and hope that the purchasers will be watching.

    Through an online service directed to targeted households, the online advertising messages can be delivered to those households with the highest propensity to purchase. Management therefore believes that online advertising will hold great appeal to advertisers.

    With direct mail, the advertising can be delivered directly in the homes of persons identified as likely purchasers. Although the cost per piece of advertising may be higher than generally distributed media, the purchase rate, and therefore the cost per purchase, of properly targeted direct mail can be dramatically lower than other media. For these reasons, Direct Marketing Magazine (July 1995) has stated that direct mail will be the fastest growing established advertising media.

Strategy

    DataMark provides highly targeted business to consumer advertising for its clients. The medium for such targeted advertising has been direct mail and is being expanded to include an advertiser funded online network, ValuOne Online. The Company utilizes sophisticated consumer profiling techniques to target advertising to the persons most likely to purchase the specific product or service being marketed. The Company's advertising programs provide highly predictable and measurable advertising campaigns.

Some of the features that make the Company's services unique include:

    * Analysis - The DataMark direct advertising strategy includes an exhaustive analysis of the defining lifestyle characteristics of the client's existing customer base. The Company specifically identifies who is most likely to respond to the client's offer.

    * Identification - DataMark uses the results of the marketing research and analysis and performs a computerized database compilation. From this, DataMark creates a list of cluster groups or profiled individuals which match the demographic, socio-economic, lifestyle and behavior characteristics, and who have the highest propensity to buy the clients product.

    * Implementation - DataMark implements a strategically designed program of systematic advertising to the targeted potential customers on the customized database list.

    *    Measurement  -  DataMark   conducts  a  thorough  analysis  after  each
         advertising campaign to understand exactly what has been accomplished and where the results are leading. This critical information allows the targeting of the marketing program to be consistently fine tuned. Systematized feedback allows accurate adjustments and targeting refinement for maximum efficiency and increased positive results.

    *    Turn-key  Services - DataMark offers a turn-key  operation to which the
         client  can  outsource  its  entire  targeted   advertising   including
         targeting, creating, producing, delivering and analyzing the campaign.


VALUONE ONLINE

Market Overview

    Online services enable people using personal computers or other access devices to interact with other people and outside sources of information using telephone line connections channeled through a central host computer. Since the early 1980's, the range of services and the number of people using online services have grown significantly. The Company intends to rely on advertising revenue, rather than end-user subscription fees, as its primary source of revenue from ValuOne Online. The estimated $250 billion spent on advertising in the United States in 1995 overshadows expected end-user subscription fees earned by all online providers. The Company believes that a number of key factors will contribute to continued growth in the consumer online services market in the 1990's, including:

    * Growth of the home computer market - Growth in ownership and use of home computers is being driven by lower hardware prices, standardization of user-friendly graphical interfaces, expansion to mass-market retail distribution channels and a renewed commitment to the lower end of the computer market among major personal computer manufacturers. In addition, increased exposure to computers in the workplace and at school has resulted in growing use of computers in the home.

    * Expansion of modem penetration - According to published sources, an estimated 18 million households in 1995 owned a personal computer equipped with a modem. The Company expects this installed base to increase in the future, as modems are now being pre-installed in a growing number of new computers. In addition, modem prices have declined substantially, making modems more accessible to both new and existing computer users.

    * Growing awareness and use of online services - Awareness and use of online services is growing rapidly because of broader press coverage of online services, a growing interest in developing a national "information super highway" and the promotional and marketing efforts of online service providers. In addition, increased participation and related promotion on the part of media companies, software publishers and information providers, greater use of electronic mail, and the growing popularity of the Internet and connectivity applications in the business market all are facilitating the expansion of online services.

    * Development of easy to use services - With the introduction of graphical user interfaces and improved functionality, online services are becoming easier to use. The Company believes continued advances in ease of use will broaden the appeal of online services and will be a significant factor in creating mass market demand for such services.

    * Increased advertiser interest - As online services continue to become a widely accepted mainstream advertising medium, more and more advertisers desire to place their promotional message in front of the online audience.

Business Strategy

    The goal of ValuOne Online is to capitalize on the growing demand for online services by providing advertiser supported services on both a national and local level. The Company believes that both local and national advertisers are willing to pay reasonable amounts to offer their products to desirable computer users. Current commercial services, such as CompuServe, Prodigy and America OnLine, have limited advertising resources which are primarily directed towards large national advertisers. ValuOne Online accommodates local and regional advertisers as well as the national advertisers sought by the other commercial services. ValuOne Online will also offer interactivity, such as the ability to frequently update ads, and to offer coupons and promotion, to an extent not currently being offered elsewhere.

    The Company has contracted with a major telephone carrier (Sprint) to provide national access to ValuOne Online through the carrier's backbone system. End-users in ValuOne's targeted areas will call a local telephone number to access the network. The ValuOne Online software will identify the user as a ValuOne Online customer, and the call will be routed to the ValuOne Online computer server in Salt Lake City, Utah over high speed data backbone lines. The long distance charges will be borne by the Company, at a substantial discount from comparable voice rates.

    By utilizing a private network rather than the Internet, ValuOne Online will allow consumers to access the service without paying fees to an Internet provider, and online transactions will be more secure. The service will also be available to consumers who do not have access to the Internet. The Company believes these advantages justify the expense of providing independent telephone access to ValuOne Online.

    The targeted users of ValuOne Online will be provided with the necessary software and local telephone number to access the service. The Company also intends to make the service accessible to users of the Internet's World Wide Web. Since the Company will have less control over the lifestyle characteristics of persons accessing ValuOne Online over the Internet, the Company does not intend to promote this means of access.

    Although the ValuOne Online service will be free to the end-user, the Company intends to offer the end-users the ability to access the Internet through the ValuOne Online network for a fee. The Company believes it can offer Internet access at a lower hourly cost than other national services, and that the availability of low cost Internet access will increase usage by the targeted households.

Description of ValuOne Online

    ValuOne Online is designed to provide advertisers a new and effective medium to get their message directly to their target consumer audience. The Company has not commenced operation of ValuOne Online as of the date of this Prospectus. Unlike virtually every other advertising medium, ValuOne Online offers the advertiser the flexibility to interactively -- via modem -- place, adjust, or totally change their message, thus providing the advertiser the freedom to modify their marketing strategy for whatever reason at any time.

    The Company believes that ValuOne Online will combine the best of what yellow pages, newspapers, magazines, catalogs, direct mail, guides, TV, radio and directories have to offer at a fraction of the cost. Rather than attempting to convince consumers to do their shopping in cyberspace, ValuOne Online is intended to encourage targeted consumers to utilize existing distribution channels (stores, catalogs, 800-numbers) by providing timely and entertaining information and promotions.

    The consumer using ValuOne Online, whether a business or an individual, has an instantaneous, electronic promotional guide to the best values in entertainment, groceries, clothing, household goods, travel, shopping, sports, employment, recreation and a myriad of other products and services. ValuOne Online allows users to immediately know where to find what they are looking for and who has it at the best price.

    The features that make ValuOne Online unique:

    * Interactive: ValuOne Online is fully interactive for both users and advertisers.

    * Online Access: Advertisers have continuous access to their ads. They can update their promotional message or offer as needed to adjust for inventory, sales volume, special events, etc. End-users also benefit from this feature. They view only what they want, when they want, and know that it is the latest promotion available.

    * Flash Find: Unlike traditional media which require the audience to view hundreds of ads that do not interest them. ValuOne's key word search feature, Flash Find, allows end-users to access exactly what they want.

    * Advertiser Sponsored: ValuOne Online is paid for by the advertiser. The end-user has continuous free access to money-savings promotions, coupons and an almost inexhaustible resource of consumer and business products and services.

    * Speed and Security: The Company believes that ValuOne Online will allow users to find the ads or promotions they want almost instantaneously, enhancing the online experience and increasing the likelihood of repeat usage. When online product ordering becomes available in future ValuOne Online software releases, the security of private network access instead of the Internet will eliminate consumer fears of online purchases.

Advertising Options

    ValuOne Online offers a wide variety of advertising services. Advertisers can choose from the following list of services to create a package that gets maximum exposure of their product or service at a fraction of the cost of traditional advertising media to a highly targeted consumer buying segment:

    * Power Display: Allows advertisers to display all of their products with full color graphics and pictures, much as they would on shelves in a retail store or in a catalog. Advertisers can choose to use full, half or smaller screens to display their products. Advertisers display their products independently or on a co-op basis with other advertisers. ValuOne Online allows advertisers to instantly update their Power Display promotional advertising.

    * Marquees: Advertiser names and promotional messages will move across all end-user screens at intervals. Unlike a TV commercial, which interrupts the viewer, the marquee promotional messages provide the end-user with important, timely information in an unobtrusive, yet highly visible format. Marquees are somewhat like billboard advertising.

    * Sponsorships: Allows advertisers to sponsor various sections of ValuOne Online. When a specific section is accessed by an end-user, the sponsor's company name, logo and a brief promotional message appear on the screen.
         This is much like in-arena sponsorships of sporting events.

    * Daily Specials: Opportunity for advertisers to offer date sensitive offerings on a daily basis, such as a chef special in a restaurant or a Thursday pants special at a dry cleaning business.

    * Online FSI: Free standing inserts (FSI's) are the coupon and advertising inserts distributed with newspapers on a regular schedule, typically Wednesdays and Sundays. Although the specific advertisers in an FSI will vary from week to week, consumers come to expect promotional offers on the days that the FSI is distributed, typically increasing newspaper circulation on such days. ValuOne Online will generate similar consumer interest by having a regularly scheduled time for a special coupon and promotional section to be available online.

    * Coupons: Provides the advertisers the opportunity to use coupons that can be easily found by end-users on many areas of ValuOne Online.

    * Sales and Promotions: Offers advertisers the opportunity to notify end-users of their sales and special events, such as Labor Day, inventory reduction or anniversary sales, etc.

    * Menus: Offers restaurant industry advertisers the ability to place their menus on the screen for customers to peruse. Restaurants can change their displayed menus as often as they like. Restaurant reviews will also be available.

    * Classified: This section is similar to newspaper classified, allowing advertisers the ability to place the following types of ads:

               * Real estate                        * Apartments
               * Automobile                         * Business opportunities
               * Home and business                  * Schools and instruction
                 services                           * Miscellaneous
               * Consumer items
               * Boats, R.V.'s, etc.


    *    Job  Seeker/Help  Wanted:   This  section  serves  two  job   placement
         functions.

         Job Seekers is a bulletin board where people can feature their entire resume/qualifications for potential employers to read. They can either identify themselves or remain anonymous. This will be a valuable tool for people looking for work, looking for a better job, or looking for a career change. This may also be used by individuals who simply want to test the job market.

         Help Wanted is similar to newspaper classified, allowing businesses to list job openings, etc.

    * Calendar of Events: This section contains a list of community events such as fairs, conventions, art festivals, seminars, athletic events, concerts, etc.

    * Entertainment: Offers advertisers in the entertainment field to list current and upcoming events and offer promotional discounts, coupons, etc.

    * Future Developments: ValuOne will be updated in response to market demand to add new advertising features.


Consumer & Business End-User Options

    For end-users of the service, ValuOne Online will offer a fast, complete and up-to-date way to find any of the following items at the best price:

* Instant  coupons and daily specials        * Groceries
* What's on sale and where to find it        * Clothing and accessories
* Business  and  service directories         * Household Goods and improvements
* Travel, sports and entertainment guides    * Auto, real estate and apartment
                                                deals
* Job seekers placement services             * Dining guide and menu information
* Instant classified ads                     * Other

    Users can search for this information using keywords, category searches, browsing or "Hot Buttons" that come up all throughout the program. Unlike virtually every other traditional online service, ValuOne Online is offered to the end-users free of charge.

ValuOne Online Systems

    ValuOne Online is divided into the following systems, depending on which customer group or function they serve.

1.  Business Advertiser System

    In this system, advertisers on ValuOne Online can:

         * Create ads
         * Maintain ads
         * Delete ads
         * View ads

    Business Advertiser Creative Module

    In this module, an Advertiser can log onto the system to create their own ads or give us their copy to place on the system. The various advertising options, as previously discussed are:

         * Power Display
         * Promotions
         * Coupons
         * Marquees
         * Classified
         * Sponsorships

    Business Advertiser Maintenance Module

    The Advertiser Maintenance Module is designed to allow an advertiser instant access to their listings, allowing them to make changes, additions or deletions on demand. No other advertising medium offers this kind of flexibility. Also, in this module, an advertiser can view his or her ad exactly the way it will appear in the software program.

2.  Consumer Advertiser System

    In this system an end-user can:

         * Create their own listing in the job seeker/help wanted section
         * Create their own classified advertisements
         * Maintain their classified advertisements
         * Other

    Consumer Advertiser Development Module

    This is similar to the Advertiser Creative Module for the advertisers, without all the options. An end-user can log onto the system and easily create their own classified advertisements. From selling an old car to listing a home for sale, the module offers an end-user opportunity to get their message in front of thousands of interested buyers at a much lower cost than newspaper classified.

    Consumer Advertiser Maintenance Module

    The Maintenance Module will allow end-users the capability of editing and deleting their listings on demand. The newspaper classified cannot come close to matching this type of flexibility.

3.  Ad Search System

    In this system end-users are able to search the system for advertisements, specials, events, coupons, etc., by the following criteria:

         * Flash Find
         * Promotions
         * Coupons
         * Power Display
         * Classified
         * Geography

Network

    The Company will need to acquire the central computer on which ValuOne Online will operate. The Company intends to purchase computer and networking equipment which will initially allow simultaneous access to the system by 6,000 persons. The Company currently estimates that each session will last for 15 minutes or less, and that approximately 1.5 million active household end-users can be accommodated with the equipment. The service has been designed so that additional computers and network equipment can be added to allow for additional simultaneous users in 6,000 user increments. DataMark's on-line network computer system comprises state-of-the-art technology integrating On-Line Transaction Processing (OLTP) and client/server processing. Specific technologies include Hewlett-Packard's premier mainframe computers; two HP 9000/T520's and six HP9000/K400's; fiber optic (FDDI) connectivity; Sybase database management system; and Cisco high speed communication routers.

    The Company initially intends to install the ValuOne Online central server system in or near Salt Lake City, Utah. The Company has reached an agreement with Sprint to provide telephone access to the central computer server from local numbers in the targeted areas in the United States.

Software and Services Development

    The Company has developed proprietary software that makes its services easy to use and visually appealing. In addition, the Company has developed a database engine that greatly speeds and simplifies the processing of advertising and searching particular areas of ValuOne Online.

    In addition, the Company conducts ongoing development activities and licenses technology from third parties with the goal of making access to its service easier and improving the functionality of the service so it is easier to use. The Company believes that ease of use is a very important attribute and will become increasingly more important as consumer online services become a mass market service.

Competition

    The consumer online services market is highly competitive. The Company's competitors range from small companies with limited resources to large companies with substantially greater financial, technical and marketing resources than those of the Company. Major direct competitors include Prodigy, a joint venture of IBM and Sears, CompuServe, America OnLine and MicroSoft. These competitors concentrate primarily on end-user fees, rather than advertising revenue. The Company believes that existing competitors are likely to expand their service offerings and that new competitors, including AT&T and other computer software/services, telephone and media companies, are likely to enter the consumer online services market, resulting in greater competition for the Company. Competition is also expected from newly created companies that are providing access to the Internet and tools to information providers to enable them to publish electronically on the Internet. Competitive pressures could result in reduced market share, price reductions and increased spending on marketing and product development, which could adversely affect the Company's financial condition and operating results.

    The Company believes the principal competitive factors in the consumer online services industry include product features and quality, ease of use, access to distribution channels, advertising, brand recognition, reliability and price. The Company believes that it will be able to compete effectively in these areas.

Proprietary rights

    The Company's software will be protected by copyright laws. The Company will distribute the end-user software to more than 1.5 million targeted end-user households and will make the end-user software available for download over the Internet and will allow other end-users to distribute the software to others. The central server computer software will also be copyrighted, and may be licensed to others to operate local versions of ValuOne Online or services proprietary to a single company. The licenses for such software will restrict the usage to a single computer. The Company may also attempt to obtain limited patent protection for the architecture of its products. The Company's limited financial resources could restrict its ability to litigate any infringement of its copyrights.

Direct Mail Advertising

    The Company's principal current business is to provide highly targeted direct mail advertising. The advertising on which the Company has concentrated its efforts consist of targeted mailings requesting a return mailing or other response from the consumer.

    The concept for the Company was developed by Chad Evans while he was CEO of Mountainwest Technology.
Mountainwest relied heavily on direct mail as part of its marketing. Despite this reliance, there was little firm information available to guide the company in creating an effective direct mail strategy, choosing a suitable distribution list or following up on any leads generated by the mailing. Mr. Evans developed practices which were effective for Mountainwest in these areas. As a result of visiting numerous private schools throughout the country, Mr. Evans recognized that there was a demand for similar information from other schools and companies. When Mountainwest determined not to pursue this market, Mr. Evans formed DataMark.

    The Company provides a full range of direct mail services for its clients. A project will commence with the determination of the lifestyle profile of the customer's target market. The Company will then design a mailing piece to appeal to the market, which will often consist of a variation on standard pieces used by the Company for similar businesses in other locales. The Company then chooses a mailing list from lists available from third party vendors. By correlating lifestyle information available from list vendors and other sources, the Company can identify specific zip codes, mail carrier routes, neighborhoods, block segments or individuals which are most likely to match the customer's target market. The advertising material can be produced in the state of the art printing plant operated by the Company's subsidiary DataMark Printing, Inc. Final assembly and mailing is performed by the Company. The Company provides the customer with training and assistance in making sales to the leads generated by the mailings and developing future direct mail marketing plans based upon response patterns.

    The Company initially concentrated on the proprietary school market. Although schools still account for a large portion of the Company's customers, the Company has expanded to also service automobile, software and other service industries.

    The direct mail advertising industry is highly competitive, with competitors including large national mailing houses, numerous local and regional printers and mailers, and national and local advertising agencies. Many of such competitors are larger and better financed than the Company. The Company believes that its philosophy of providing full service to industries in which it has amassed substantial experience allows it to compete with third parties who may have an advantage based on price alone.

    The cost of postage is a significant element of any direct mail campaign. Increases in postal rates will increase the costs of direct mailings and may therefore depress the number or profitability of mailings by the Company in the future. The Company does not believe that recent postal rate increases have had a material long term effect on its direct mail business.

    The Company believes that the direct mail industry is continuing to expand from its current $40 billion per year level. In an effort to capitalize on such expansion, the Company intends to establish a network of approximately 10 regional sales representatives through the country to solicit direct mail advertising. The Company intends that the representatives will concentrate on marketing direct mail to advertising agencies as an adjunct to campaigns in other media. The Company believes that advertising agencies, especially on the regional level, are not fully exploiting direct mail. The Company's regional representatives will assist the agencies in planning and implementing direct mail campaigns. Creative and production for the campaign will be performed by DataMark at its existing central facilities. The Company believes that the increased volume from regional sales will compensate for the costs of establishing the regional representatives and the payment of fees to the advertising agencies. The Company has not previously marketed direct mail in this manner, and there is no assurance that the attempted expansion will be successful.

Employees

    The Company currently has approximately 40 full time employees and plans to hire additional staff for marketing its commercial products. The current employees have considerable experience and expertise in all areas of the multimedia software industry related to the Company's product line. None of the Company's employees are unionized.

Properties and Facilities

    The Company is leasing from a third party modern office space in Murray, Utah, a suburb of Salt Lake City, Utah. These offices include a software development lab and general offices. In August, 1996 the Company will be moving its offices to 12,000 square feet of modern office space in a nearby office building leased from third parties. The computer equipment and software development facilities will remain in their current location. The new offices are being leased on a 5 year lease, with option to renew. The initial rental is $16,800 per month, subject to an annual inflation adjustment. The Company also leases space in suburban Salt Lake City, Utah for its printing plant. These facilities are believed adequate for the Company's current needs. As the ValuOne business expands, the Company may require additional space.

Government Regulation

    The Company is not subject to direct regulation other than regulation applicable to businesses generally. However, changes in the regulatory environment relating to the telecommunications and media industry could have an effect on the Company's business, including regulatory changes which directly or indirectly affect telecommunication costs or increase the likelihood or scope of competition from regional telephone companies. Additionally, various proposed legislation is pending before Congress which would impose additional regulations and obligations on online service providers such as the Company. Management cannot predict the likelihood that any such legislation will pass, or if passed, the financial impact, if any, the resulting regulation may have on its business.


                            MANAGEMENT

    Set forth below is information regarding (i) the current directors of the Company, who will serve until the next annual meeting of shareholders or until their successors are elected or appointed and qualified, and (ii) the current executive officers of the Company, who are elected to serve at the discretion of the Board of Directors.

    The Company's executive officers and directors are as follows:


Name                        Age                       Position

Chad L. Evans                42                        Chief Executive Officer,
                                                       President, Director

James A. Egide*              62                        Chief Financial Officer,
                                                       Director

Stanton Jones                38                        Director, Chief Executive
                                                       Officer of DataMark Media

Kenneth Woolley*             50                        Director and Senior Vice
                                                       President of Strategic
                                                       Planning

C. Scott Stone*              32                        Director

Clay Stringham               42                        Director of DataMark
                                                       Systems

Sven Benson                  42                        Director of DataMark
                                                       Systems

James Bowers                 47                        Secretary, Treasurer


         *Serves on compensation committee.

Chad L. Evans:  Chairman, Chief Executive Officer, Director

     For more than 17 years, Mr. Evans has been an officer and director of many successful firms. These include U.S. corporations and joint ventures with large international companies. He served as CEO of Mountainwest Technology, Inc. and directed its very successful growth and profitable sale. He has chaired accreditation teams, served as advisor to the Utah State Board of Regents and visited over 200 private businesses across North America. These visits have helped him assist in the marketing efforts of hundreds of private businesses nationally. Mr. Evans has extensive marketing, finance and operations experience on a national level. Currently, Mr. Evans is a UIB Board of Director.

Stanton Jones:  Chief Operating Officer

     Mr. Jones joined the Company in 1996. Mr. Jones was Vice President and General Sales Manager of KSTU-TV, a television station in Salt Lake City owned and operated by Fox Television Stations, Inc.from 1993 to 1996. Prior to joining Fox, Mr. Jones was Vice-President, National Sales Manager for the Katz Media Group where he was responsible for their west coast operations including 25 television stations and 6 media sales offices. Mr. Jones held various management and sales positions for Katz in Los Angeles, San Francisco and New York City from 1981 to 1993. Prior to joining Katz, Mr. Jones was an account executive in New York City for PGW, a national TV representative firm. Mr. Jones holds a bachelors degree in communications with an emphasis in media sales management from BYU.

C. Scott Stone:  Director

     Mr. Stone has been a director of the Company since March 1, 1996. Since February, 1995, Mr. Stone has been Director of Business Operations for the West Tennessee District of Bellsouth Mobility, a cellular telephone company. From 1992 until 1995 Mr. Stone was Regional Manager of Business Operations for Bellsouth Cellular - American Cellular Communications. During 1992, Mr. Stone was College Director and Controller for Collegiate Systems, an operator of four proprietary colleges. From 1990 to 1992, he was a Senior Internal Auditor with Cooper Industries, a global manufacturing concern. Earlier positions include senior acquisition accountant with Phillips Colleges, Inc. and senior auditor with KPMG Peat Marwick. Mr. Stone obtained his Master of Professional Accountancy and Bachelors of Science - Accounting degrees from the University of Southern Mississippi. Mr. Stone is a certified public accountant.

Kenneth Woolley: Director, Vice President of Strategic Planning

     Mr. Woolley has been a founder and director of several companies. Mr. Woolley served on the Board of Directors of Megahertz Holding Corporation, the leading manufacturer of fax/modems for laptop and notebook computers until February, 1995. Prior to the merger of Megahertz and VyStar Group, Inc. in June, 1993, Mr. Woolley had served as President of the parent company. Since 1979, Mr. Woolley has been a principal in Extra Space Management, Inc. and Extra Space Storage, privately held companies engaged in the ownership and management of mini-storage facilities. Since 1989, Mr. Woolley has been a partner in D.K.S. Associates, and since 1990 a director and executive officer of Realty Management, Inc., privately held companies engaged in the ownership and management of apartments, primarily in Las Vegas, Nevada. Mr. Woolley is a director of Cirque Corporation. Mr. Woolley also serves as an associate professor of business management at Brigham Young University. Mr. Woolley holds a B.A. in Physics from Brigham Young University, an M.B.A. and Ph.D. in Business Administration from the Stanford University Graduate School of Business. Mr. Woolley is available to the Company on a part-time, as needed basis.

Clay Stringham:  Director of DataMark Systems

     Mr. Stringham was President of DataMark from 1994 to March, 1995. Mr. Stringham is a Certified Public Accountant and a former supervisor with the national accounting firm of Touche Ross and Co. Mr. Stringham has been in management positions since 1983. Previously he has been CFO/General Manager for Castle Creek, Ltd., a multimillion dollar manufacturing facility from 1982 to 1984, and an independent business consultant from 1992 to 1994. From 1984 to 1992, he was the Executive Vice President and Chief Operating Office of Extra Space Management, Inc., one of the largest self storage operators in the United States. Mr. Stringham holds a B.S. in accounting from Brigham Young University, where he minored in business management and economics. He has pursued graduate course studies towards an M.B.A. at the University of Utah.

James Bowers:  Secretary, Treasurer

     Mr. Bowers has been controller of DataMark since 1989 and was appointed to his offices with the Company on January 11, 1995. From 1986 to 1989, Mr. Bowers owned his own accounting firm in Gunnison, Colorado. From 1975 to 1986, Mr. Bowers held positions as accountant or controller with various firms, including Computer Associates and R.M. Taylor Steel Fabricators. Mr. Bowers received an Associates degree in accounting from LDS Business College.

Sven Benson:  Director of DataMark Systems

    Mr. Benson has been the National Sales Manager for DataMark since 1993 and was appointed as a Director of the Company on January 11, 1995. He has been with DataMark almost since its founding and is a key player in its success. In more than ten years as president of three successful Idaho businesses Mr. Benson acquired a diverse understanding of business and sales. When he first moved to Utah he was the top producing sales executive for the largest used car dealership in the Western United States. Mr. Benson was educated at Ricks Junior College in Eastern Idaho, and Utah State University, in Logan, Utah.

James A. Egide:  Chief Financial Officer, Director

    Mr. Egide was appointed as a Director of the Company on January 11, 1995. Mr. Egide is currently involved in multiple international and national business enterprises. In 1978 he co-founded Carme, a public company, and served as CEO and Chairman of the Board until 1989 when it was sold. From 1976 until 1980, Mr. Egide's primary occupation was President and Director of Five Star Industries, Inc., a California corporation which was a general contractor and real estate developer. His principal responsibilities were land acquisition, lease negotiations and financing.

Significant Employees

Arthur Benjamin:  President of DataMark Systems

    Mr. Benjamin has 25 years in marketing and sales and 12 years in proprietary school marketing and operations. He has held executive positions with Group W, CBS, Admarketing (a national media buying service), Connecticut Public Broadcasting, CPI (a group of four proprietary schools), and Advantage Media and Marketing (a consumer ad agency). He has overseen numerous public relations campaigns and designed and published a regional magazine. Prior to joining the Company in January 1995, Mr. Benjamin had been President of Watterson College since 1994, CEO of MCS Technologies, Inc., a company engaged in vocational training since 1993, and Senior Vice President/Marketing of Rhodes Group, a company engaged in vocational training since 1989, President, Marketing By
Design (a national marketing agency) since 1981, and Travel By Design (a national travel agency) since 1992. He is a graduate of Clark University, the Burklyn Business School and the Career College Association leadership conference.

Mark N. Johnson: Information Systems Director

    Mr. Johnson has over 10 years in the information systems industry. He has served as the Director of Information Systems for a wireless communications company and as Vice President of Information Systems for a long-distance telephone company. He has also been the Director of Information Systems for a local Junior College. Mr. Johnson holds a Masters degree in Business Administration and a Bachelors degree in Computer Science and Information Systems from Idaho State University, December 1984. He also has significant experience in design and implementation of client server database management systems.

Tom Dearden:  Creative Director

    Mr. Dearden received his Bachelors degree (BFA) from the University of Utah in Graphic Design and Advertising. He has been with DataMark Systems, Inc. since 1989. Previously he served as art director and advertising manger for a publisher and also owned and operated a small advertising agency. His expertise includes virtually all aspects of advertising from print production to state of the art creative. Throughout his career he has been responsible for literally millions of pieces of direct mail. He has designed advertising campaigns for all kinds of clients including hundreds of private educational institutions across the nation. He has also designed campaigns for the medical, insurance, finance and real estate fields as well as work for charitable organizations.

Rick Bentz: Market Research Director

    Mr. Bentz has served as National director of Market Research for Mrs. Fields Cookies, Executive Director of Market Research for RETECH (with clients such as Kentucky Fried Chicken - Canada and Winchells Doughnuts -U.S.) and President of GEOSTATE, a national marketing research firm. He has been with DataMark Systems since 1990. He has extensive knowledge and background in sophisticated marketing database systems. His methodologies include the use of demographic and lifestyle segmentation systems for site evaluation, customer / product profiles and direct mail targeting. Mr. Bentz holds a Bachelor of Science degree in Business Marketing from the University of Utah.

                      EXECUTIVE COMPENSATION

    The following table sets forth the aggregate cash compensation paid by the Company for services rendered during the last three years to the Company's Chief Executive Officer as of June 30, 1996 and to each of the Company's other executive officers whose annual salary and bonus exceeded $100,000.

                                   Summary Compensation

                    Annual Compensation               Long Term Compensation
                    -------------------               ----------------------
                      Year                         Other Annual
    Name and          Ended    Salary      Bonus   Compensation    Options/SARs
Principal Position     6/30      ($)        ($)         ($)              (#)
- ------------------    -----    -------     ------  -------------    -----------

                       1996    $123,600
Chad Evans             1995    $123,600                  (1)
Chairman/CEO           1994    $123,600


(1) Mr. Evans receives the use of a Company owned car. The estimated annual cost to the Company is $6,000.

The Company does not have a compensation committee. Compensation of the executive officers may be increased from time to time as determined by the Board of Directors.

Stock Options Granted in Last Fiscal Year

         Information concerning fiscal 1996 grants to named executive officers is reflected in the table below. The amounts shown for each of the named executive officers as potential realizable values are based on arbitrarily assumed annualized rates of stock price appreciation of five percent and ten percent over the full five year term of the options. These potential realizable values are based solely on arbitrarily assumed rates of price appreciation required by applicable SEC regulations. Actual gains, if any, on option exercises and common stockholdings are dependent on the future performance of the Company and overall stock market conditions. There can be no assurance that the potential realizable values shown in this table will be achieved.



                  Individual Grants              Potential Realizable Value
                                                   at Assumed Annual Rates
                                                of Stock Price Appreciation
                                                      for Option Term


Name           Options     % of Total   Exercise  Expiration (5%) (10%)
              Granted (#)   Options      price       Date     ($)  ($)
                            Granted to
                            Employees
                            in 1996
- ----------------------------------------------------------------------------
Chad L. Evans   25,000                             $5.00    $34,535  $76,314
============================================================================


         Aggregated Option Exercises and Year-End Option Values in Fiscal 1996. The following table summarizes for each of the named executive officers of the Company the number of stock options, if any, exercised during fiscal 1996, the aggregate dollar value realized upon exercise, the total number of unexercised options held at June 30, 1996 and the aggregate dollar value of in-the-money unexercised options, if any, held at June 30, 1996. Value realized upon exercise is the difference between the fair market value of the underlying stock on the exercise date and the exercise price of the option. The value of unexercised, in-the-money options at June 30, 1996 is the difference between its exercise price and the fair market value of the underlying stock on June 30, 1996, which was $12.75 per share based on the closing bid price of the Common Stock on June 30, 1996. The underlying options have not been and, may never be exercised; and actual gains, if any, on exercise will depend on the value of the Common Stock on the actual date of exercise. There can be no assurance that these values will be realized.

             Number of Unexercised              Value of Unexercied
                 Options at                  In-the-Money Options at
                  6/30/96                         6/30/96
                 -------                         -------


                Shares
          Acquired     Value
          on           Realized
Name      Exercise(#)  ($)   Exercisable Unexercisable Exercisable Unexercisable
- --------------------------------------------------------------------------------
Chad L. Evans     -0-  -0-     25,000         -0-        $193,750      $0




Stock Option Plan

         The Company has adopted the DataMark Systems Omnibus Stock Option Plan (the "Option Plan") to assist the Company in securing and retaining key employees and directors. The Option Plan provides that options to purchase a maximum of 780,532 shares of Common Stock may be granted to (i) directors and consultants, and (ii) officers (whether or not a director) or key employees of the Company ("Eligible Employees"). The Option Plan will terminate in 2014 unless sooner terminated by the Board of Directors.

         The Option Plan is administered by a committee (the "Option Committee") currently consisting of the Board of Directors. The total number of options granted in any year to Eligible Employees, the number and selection of Eligible Employees to receive options, the number of options granted to each and the other terms and provisions of such options are wholly within the discretion of the Option Committee, subject to the limitations set forth in the Option Plan. The option exercise price for options granted under the Plan may not be less than 100% of the fair market value of the underlying common stock on the date the option is granted. Options granted under the Option Plan expire upon the earlier of an expiration date fixed by the Option Committee or five years from the date of grant.

         The Company has the power under the Option Plan to issue both qualified and non-qualified stock options. As of June 30, 1996, options to purchase 780,532 shares of Common Stock were outstanding under the Plan.

Compensation of Directors

         The Company's non-employee Directors are not currently compensated for attendance at Board of Director meetings. Non-employee directors may be granted, on an ad hoc basis, stock options upon being appointed to the Board. The Company may adopt a formal director compensation plan in the future. All of the Directors are reimbursed for their expenses for each Board and committee meeting attended.

                      PRINCIPAL STOCKHOLDERS

         The following table sets forth information regarding Common Stock of the Company beneficially owned as of June 30, 1996 by: (i) each person known by the Company to beneficially own 5% or more of the outstanding Common Stock, (ii) by each director and director nominee, (iii) by each executive officer named in the Summary Compensation Table, and (iv) by all officers and directors as a group. As of June 30, 1996, there were 8,063,409 shares of Common Stock outstanding and no Preferred Stock outstanding.


Names and Addresses of Principal             Amount of         Percentage of
    Stockholders                        Common Shares       Voting Securities*
- --------------------------------        --------------       -----------------

Quantum Industrial Partners LDC                675,000             8.4%
c/o Kaye Flamboyan & Willemstad
Netherlands Antilles

Pequot International Fund L.P. and             450,000             5.6%
Pequot Partners Fund L.P.
354 Pequot Ave
SouthPort, CT



Names and Address of
Officers and Directors

Chad L. Evans                                2,736,375(1)          33.8%
348 East Winchester Street, Suite 220
Salt Lake City, Utah  84107

James A. Egide                               1,530,257(2)          19.0%
348 East Winchester Street, Suite 220
Salt Lake City, Utah  84107

C. Scott Stone                                  20,000(3)             0

Kenneth Woolley                                 65,000(4)           0.9%


All Directors and Executive Officers
(7 persons)                                  4,203,689             51.8%


- ----------------------------

 * Assumes exercise of all exercisable options held by listed security holders which can be acquired within 60 days from June 30, 1996.

(1) Includes shares held by a trust controlled by Mr. Evans. Also includes 25,000 shares which Mr. Evans may acquire on exercise of options.

(2) Includes 25,000 shares which Mr. Egide may acquire on exercise of options.

(3) Consists of 20,000 shares which Mr. Stone may acquire on exercise of options.

(4) Includes 25,000 shares which Mr. Woolley may acquire on exercise of options.

The stockholders listed have sole voting and investment power, except as otherwise noted.

            CERTAIN TRANSACTIONS WITH RELATED PARTIES

         During the fiscal year ended June 30, 1995, the Company borrowed $13,500 from Mr. Evans and $116,000 from a private company affiliated with Mr. Egide. Such loans bear interest at 10% per annum, after an initial grace period, and are due on demand. The loans were approved by the disinterested members of the Board of Directors.

         At June 30, 1995 the Company had notes receivable from shareholders in the amount of $719,000. These notes, which arose from the April Placement, were collected during the first quarter of fiscal 1996.

         During the fiscal year ended June 30, 1995, the Company provided advertising services to a proprietary school for which Mr. Benjamin was an officer. The amount of such services was $200,000. The Company believes that such services were provided on substantially the same terms as were available to all of the Company's customers.

         In April, 1996 the Company borrowed $500,000 from a bank to fund computer equipment purchases. The loan is guaranteed by Messrs. Evans and Egide and two other shareholders. In exchange for this guarantee, such persons received a one year option to purchase 25,000 shares each at a price of $5.00 per share.

                            LITIGATION

         From time to time, the Company is subject to routine, non-material litigation relating to claims made by or against the Company.

         The Company was a defendant in an action in the Third District Court for Salt Lake County, Utah known as Paul Davis and Royal Seafood, Inc. v. Royal Seafood Enterprises, Inc., Ronald Johnson and Patrick Hogle. The action was dismissed, without prejudice, on December 22, 1994. Certain principals of the Company's predecessor and Exchequer have agreed to indemnify the Company against any claims which may be asserted by the plaintiff in the future.

                       PLAN OF DISTRIBUTION

Manner of Offering

Sale of Shares by Selling Shareholders

         The Selling Shareholders have advised the Company that sales of the Shares by the Selling Shareholders and the resale of the Shares acquired or exercise of the Warrants may be effected by the Selling Shareholders from time to time in transactions (which may include block transactions) in the over-the-counter market, in negotiated transactions, through the writing of options on the Shares, or a combination of such methods of sale, at fixed prices which may be charged, at market prices prevailing at the time of sale, or at negotiated prices. The Selling Shareholders may effect such transactions by selling Shares directly to purchasers or to or through broker-dealers which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Shareholders and/or the purchasers of Shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both. The Selling Shareholders and any broker-dealers that act in connection with the sale of the Shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Act and any commission received by them and any profit on the resale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Act.

Issuance of Shares on exercise of Warrants

         See "Exercising Warrantholders" herein.

                       SELLING SHAREHOLDERS

         The following table sets forth the names and numbers of shares of common stock held by the Selling Shareholders as of the date of this Prospectus and offered for sale hereunder.


                   Number of Shares                           Number of           Beneficial          Percent of
                       Beneficially        Percent of      Shares Being      Ownership after         Class after
Shareholder               Owned(l)           Class(l)              Sold          Offering(2)         Offering(2)
- -----------       -----------------       -----------      ------------      ---------------        ------------

Jeffrey D. Appel           5,000                 *                5,000                0                  0.0%

Armen Partners, L.P.     255,000                3.1%            255,0000               0                  0.0%

Jeff Boyko                10,000                0.1%              10,000               0                  0.0%

C.E. Cord Joint Venture   10,000                0.1%              10,000               0                  0.0%

Chilton International
 (BVI) Ltd.               58,500                0.7%              58,500               0                  0.0%

Chilton Investment
 Partners, L.P.           58,500                0.7%              58,500               0                  0.0%

Chilton Opportunity
 Trust, L.P.              13,000                0.2%              13,000               0                  0.0%

W. Thomas Clark           15,000                0.2%              15,000               0                  0.0%



Cranshire Capital, L.P.    5,000                  *                5,000               0                  0.0%

Delaware Charter Guaranty
 & Trust, Trustee F/B/O
 Bert Cohen IRA           10,000                0.1%              10,000               0                  0.0%

Delaware Charter Guaranty
 & Trust, Trustee F/B/O H.
 Leland Getz IRA          30,000                0.4%              30,000               0                  0.0%

Joseph L. Dowling          3,000                 *                 3,000               0                  0.0%

Eagle Growth, L.P.        64,600                0.8%              64,600               0                  0.0%

Amir L. Ecker             22,500                0.3%              22,500               0                  0.0%

Larry Feinberg            32,258                0.4%              32,258               0                  0.0%

Fleetfooted and Co.
 (Nominee for SunAmerica
 Small Company Growth
 Fund)                   290,322                3.6%             290,322               0                  0.0%

Freedman Family Trust      5,000                 *                 5,000               0                  0.0%

General Electric Pension
 Trust                   180,625                2.2%             180,625               0                  0.0%

Gilford Partners, L.P.    20,000                0.2%              20,000               0                  0.0%

Roxanne Googin             5,000                 *                 5,000               0                  0.0%

Colton Gramm               5,000                 *                 5,000               0                  0.0%

Penelope S. Hansen         7,500                 *                 7,500               0                  0.0%

Hausmann Holdings         50,000                0.6%              50,000               0                  0.0%

Jon P. Hedley             10,000                0.1%              10,000               0                  0.0%

Invesco Strategic
 Technology Portfolio,
 Inc.                     70,000                0.9%              70,000               0                  0.0%

Fred Ketcher               5,000                 *                 5,000               0                  0.0%

Keyway Investments, Ltd.  20,000                0.2%              20,000               0                  0.0%

Joel D. Liffmann          10,000                0.1%              10,000               0                  0.0%

Mary Margaret Losty       16,000                0.2%              16,000               0                  0.0%

Marin Catholic High
 School                   25,000                0.3%              25,000               0                  0.0%

Mustang Partners, L.P.    22,500                0.3%              22,500               0                  0.0%

Noel Nosseck               5,000                 *                 5,000               0                  0.0%

Oracle Partners, L.P.     76,774                1.0%              76,774               0                  0.0%

John P. Patrou             5,000                 *                 5,000               0                  0.0%

Payne Financial          125,000                1.5%             125,000               0                  0.0%

Joyce Payne                3,500                 *                 3,500               0                  0.0%



Pequot International
 Fund L.P.               205,000                2.5%             205,000               0                  0.0%

Pequot Partners
 Fund L.P.               245,000                3.0%             245,000               0                  0.0%

Quantum Industrial
 Partners LDC            675,000                8.4%             675,000               0                  0.0%

Ropar                     20,000                0.2%              20,000               0                  0.0%

David Rosen                5,000                 *                 5,000               0                  0.0%

Ruenitz Associates,
 Inc.                      5,000                 *                 5,000               0                  0.0%

Kevin Seth                11,000                0.1%              11,000               0                  0.0%

Dan K. Shaw               12,903                0.2%              12,903               0                  0.0%

Harry Silver              30,000                0.4%              30,000               0                  0.0%

Jack Skiba                15,000                0.2%              15,000               0                  0.0%

Andrew Stallman           15,000                0.2%              15,000               0                  0.0%

V&S Enterprises, Inc.     20,000                0.2%              20,000               0                  0.0%

Stuart T. Weisbrod         7,000                 *                 7,000               0                  0.0%

Wolverine Capital Corp.   32,000                0.4%              32,000               0                  0.0%

   Total               2,847,482                               2,847,482

         *Less than 0.1%
(1) Includes Shares of Common Stock that may be acquired pursuant to the Warrants held by the Selling Shareholders. See "Exercising Warrantholders" herein.

(2) Assumes all shares owned by the Selling Shareholder that are registered under the Prospectus, including shares obtained on the exercise of the Warrants, will be sold as part of the Offering.


                    EXERCISING WARRANTHOLDERS

         Shares to which this Prospectus relates includes up to 306,125 shares of Common Stock issuable upon the exercise of certain outstanding Warrants (the "Warrants"). The Warrants generally provide for the right to purchase Common Stock of the Company at a price of $7.75 per share, subject to adjustment in certain circumstances if the Company issues additional Common Stock or subdivides or combines outstanding Common Stock. The Warrants will be redeemed by the Company for $.10 per share ten days after the effective date unless exercised prior to such date.

         The following table describes the Warrants and the holders thereof:

          Warrantholder                        Shares Purchasable on
                                               Exercise of Warrants


          Armen Partners, L.P.                         125,000

          W. Thomas Clark                                5,000

          General Electric Pension Plan                 36,125

          Payne Financial                              125,000

          Harry Silver                                  10,000

          Jack Skiba                                     5,000

             Total                                     306,125



(1) Assumes that no Shares are sold as part of the Offering but Shares acquired on exercise of the Options are held by the Selling Shareholder together with the other shares held by the Selling Shareholder.

                          LEGAL MATTERS

         The validity of the Common Stock offered hereby has been passed upon for the Company by Ballard Spahr Andrews & Ingersoll, Salt Lake City, Utah.

                             EXPERTS

         The financial statements of the Company as of June 30, 1995, and each of the three years in the period ended June 30, 1995 included in this Prospectus have been so included in reliance on the report of Hansen Barnett & Maxwell, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

             DATAMARK HOLDING, INC. AND SUBSIDIARIES



              FINANCIAL STATEMENTS TABLE OF CONTENTS


                                                               Page

    Report of Independent Certified Public Accountants . . . . F-2

    Consolidated Balance Sheets - June 30, 1994, June 30, 1995 and
      March 31, 1996 (Unaudited) . . . . . . . . . . . . . . . F-3

    Consolidated Statements of Operations for the Years Ended
      June 30, 1993, 1994 and 1995 and for the nine months ended
      March 31, 1996 (Unaudited) . . . . . . . . . . . . . . . F-4

    Consolidated Statements of Stockholders' Equity for the
      Years Ended June 30, 1993, 1994 and 1995 and for the nine
      nine months ended March 31, 1996 (Unaudited)   . . . . . F-5

    Consolidated Statements of Cash Flows for the Years Ended
      June 30, 1993, 1994 and 1995 and for the nine months ended
      March 31, 1995 and 1996 (Unaudited). . . . . . . . . . . F-6

    Notes to Consolidated Financial Statements . . . . . . . . F-7

HANSEN, BARNETT & MAXWELL
      A Professional Corporation
     CERTIFIED PUBLIC ACCOUNTANTS

                                                      (801) 532-2200
   Member of AICPA Division of Firms                Fax (801) 532-7944
            Member of SECPS                     345 East Broadway, Suite 200
Member of Summit International Associates     Salt Lake City, Utah 84111-2693




        REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Stockholders and the Board of Directors
Datamark Holding, Inc.


We have  audited  the  accompanying  consolidated  balance  sheets  of  Datamark
Holding, Inc. and Subsidiaries as of June 30, 1994 and 1995, and the consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Datamark Holding, Inc. and Subsidiaries as of June 30, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles.


                             HANSEN, BARNETT & MAXWELL

Salt Lake City, Utah
October 5, 1995

                 DATAMARK HOLDING, INC. AND SUBSIDIARIES
                       CONSOLIDATED BALANCE SHEETS

                                                   June 30,      June 30,      March 31,
                                                       1994          1995           1996
                                                   --------      --------      ---------
                                                                              (Unaudited)
                                 ASSETS
Current Assets
  Cash  . . . . . . . . . . . . . . . . . . .    $   89,655     $  39,005   $    252,790
  Trade accounts receivable   . . . . . . . .       464,436       450,814        339,081
  Receivable from stockholders  . . . . . . .        46,000       720,000      4,988,500
  Inventory - Note 1. . . . . . . . . . . . .       111,372       107,921         85,630
  Income taxes receivable . . . . . . . . . .          -            9,304          9,304
                                                 ----------    ----------   ------------
     Total Current Assets . . . . . . . . . .       711,463     1,327,044      5,675,305
                                                 ----------    ----------   ------------
Property and Equipment
  Automobiles . . . . . . . . . . . . . . . .        24,768        32,866         40,525
  Printing equipment. . . . . . . . . . . . .       198,600       227,289        243,556
  Computer equipment. . . . . . . . . . . . .       130,917       231,684        694,346
  Furniture and fixtures  . . . . . . . . . .        45,211        48,800        298,139
                                                 ----------   -----------   ------------
     Total Property and Equipment . . . . . .       399,496       540,639      1,276,566
  Less:  Accumulated depreciation . . . . . .      (229,666)     (320,808)      (481,801)
                                                -----------  ------------   ------------
     Net Property and Equipment . . . . . . .       169,830       219,831        794,765
                                                 ----------  ------------   ------------
Other Assets. . . . . . . . . . . . . . . . .         3,200         9,771         35,006
                                                 ----------  ------------   ------------
Total Assets. . . . . . . . . . . . . . . . .    $  884,493  $  1,556,646   $  6,505,076
                                                 ==========  ============   ============

                  LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Accounts payable and accrued liabilities. .    $  138,080  $    284,953   $    623,396
  Accrued commissions payable . . . . . . . .          -              -          529,750
  Deferred revenue  . . . . . . . . . . . . .        27,797        12,220           -
  Accrued income taxes  . . . . . . . . . . .        34,914        13,250         26,411
  Notes payable - related parties   . . . . .        73,818       151,166        151,166
  Notes payable - current portion of
    long-term debt                                   86,426        71,299        540,932
                                                  ---------  ------------   ------------
     Total Current Liabilities. . . . . . . .       361,035       532,888      1,871,655
                                                  ---------  ------------   ------------
Long-Term Debt. . . . . . . . . . . . . . . .        47,248        25,332          6,918
                                                  ---------  ------------   ------------
Stockholders' Equity
  Preferred stock - $0.0001 par value; 2,500,000
   shares authorized; no shares issued. . . .          -              -             -
  Common stock - $0.0001 par value; 20,000,000
   shares authorized; 4,365,045 shares, 5,539,953
   shares and 6,223,501 shares issued and
   outstanding, respectively . . . . . .                436           554            622
  Additional paid-in capital. . . . . . . . .       326,746     1,187,913      5,897,584
  Deferred Offering Costs . . . . . . . . . .          -          (74,799)          -
  Retained earnings (deficit) . . . . . . . .       149,028      (115,242)    (1,271,703)
                                                    -------   -----------     ----------
     Total Stockholders' Equity . . . . . . .       476,210       998,426      4,626,503
                                                    -------   -----------     ----------
Total Liabilities and Stockholders' Equity. .    $  884,493   $ 1,556,646     $6,505,076
                                                 ==========   ===========     ==========

  The accompanying notes are an integral part of these financial statements.

                 DATAMARK HOLDING, INC. AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                            For the Nine Months
                                    For the Years Ended June 30,                Ended March 31,
                                 1993           1994           1995           1995            1996
                          -----------    -----------    -----------   ------------     ------------
                                                                                (Unaudited)

Net Revenues. . . . . .   $ 2,516,022    $ 3,017,805    $ 3,443,965    $ 2,521,658     $ 2,949,610
                          -----------    -----------    -----------    -----------     -----------
Costs and Expenses
  Postage . . . . . . .       985,599      1,133,710      1,360,976      1,022,030       1,134,934
  Materials and printing . .  611,838        790,744      1,035,954        712,323         881,509
  Selling, general and
    administrative expense .  821,764        896,275        734,946        504,402       1,132,175
  Research and development .     -            89,250        560,915        360,580         904,140
                           ----------   ------------    -----------    -----------     -----------
   Total Operating Costs
    and Expenses. . . . .   2,419,201      2,909,979      3,692,791      2,599,335       4,052,758
                           ----------   ------------    -----------    -----------     -----------
Income (Loss) From
  Operations.                  96,821        107,826       (248,826)       (77,677)     (1,103,148)

Interest Expense, Net .       (25,108)       (16,272)       (18,564)       (17,320)        (40,152)
                           ----------   ------------    -----------    -----------      ----------
Income (Loss) Before
 Income Taxes. . . .           71,713         91,554       (267,390)       (94,997)     (1,143,300)

Provision For (Benefit From)
   Income Taxes . . . .        18,386         28,556         (3,120)        (1,268)         13,161
                          -----------   ------------    -----------    -----------     -----------
Net Income (Loss) . . .   $    53,327   $     62,998    $  (264,270)   $   (93,729)    $(1,156,461)
                          ===========   ============    ===========    ===========     ===========

Net Income (Loss) Per
 Common and Common
 Equivalent Share. . .    $      0.01   $       0.01    $     (0.06)   $     (0.02)    $     (0.21)
                          ===========   ============    ===========    ===========     ===========

Weighted Average Common
 and Common Equivalent
 Shares Used in Per
 Share Calculation .        4,242,026      4,282,299      4,713,028      4,587,155       5,543,470
                           ==========    ===========    ===========    ===========      ==========






The accompanying notes are an integral part of these financial statements.

                 DATAMARK HOLDING, INC. AND SUBSIDIARIES
             CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                        Total
                                                         Additional   Deferred       Retained           Stock-
                                        Common Stock        Paid-in   Offering       Earnings          holders'
                                  Shares         Amount     Capital      Costs       (Deficit)         Equity
                                  ------        --------   ---------  ---------     ----------         --------

Balance - June 30,  1992         4,242,026       $ 424     $  252,576     $   -      $  32,703      $   285,703

Net income                           -              -            -            -         53,327           53,327
                                 ---------       ------    -----------    -------    ---------      -----------
Balance - June 30, 1993          4,242,026         424        252,576         -         86,030          339,030

Cash contribution to capital
 by a shareholder, no additional
 stock issued                        -              -           6,912         -           -               6,912

Issuance of common stock for
 cash, $0.47 average price
 per share                          82,719           8         39,262         -           -              39,270

Accrued liability to shareholder
 converted to equity, no
 additional stock issued              -             -           8,000         -           -               8,000

Conversion of note payable to
 common stock, $0.50 per share      40,300           4         19,996         -           -              20,000

Net Income                            -              -            -           -         62,998           62,998
                                 ---------        ------      --------     ------       ------           ------

Balance - June 30, 1994          4,365,045         436        326,746         -        149,028          476,210

Issuance of common stock for
 cash, $0.47 average price
 per share                         156,955          16         68,484         -           -              68,500

Net effect of merger with
 Exchequer, Inc.  - Note 1.        471,952          47        (26,262)        -           -             (26,215)

Issuance of common stock for
 cash, $1.50 per share              66,667           7         99,993         -           -             100,000

Issuance of common stock for
 notes receivable, $1.50
 average price per share           479,334          48        718,952         -           -             719,000

Deferred offering costs incurred      -             -            -        (74,799)        -             (74,799)

Net Loss                              -             -            -            -        (264,270)       (264,270)
                                 ----------       ------      --------    --------     ---------        --------
Balance - June 30,  1995         5,539,953         554     $1,187,913     (74,799)     (115,242)     $  998,426

Decrease in deferred offering
 costs (unaudited)                    -             -            -         74,799          -             74,799

Issuance of common stock for cash
 and for a $4,987,000 receivable
 from shareholders (paid in April
 1996), net of $587,760 in offering
 costs, $6.89 net per share
 (unaudited)                       683,548         68       4,709,671        -                        4,709,739

Net Loss (unaudited)                  -            -            -            -       (1,156,461)     (1,156,461)
                                 ---------     ------    ------------    -------    ------------    ------------
Balance - March 31, 1996
 (unaudited)                     6,223,501      $ 622    $  5,897,584    $   -      $(1,271,703)    $ 4,626,503
                                 =========     ======    ============    =======    ============    ===========



The accompanying notes are an integral part of these financial statements.

                 DATAMARK HOLDING, INC. AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                 For the Nine Months
                                                        For the Years Ended June 30,                 Ended March 31,
                                                        ----------------------------             ----------------------
                                                  1993           1994             1995            1995            1996
                                            ----------     ----------      -----------      ----------        --------
                                                                                                     (Unaudited)
Cash Flows From Operating Activities
  Cash received from customers . . .       $ 2,729,161     $ 2,945,684     $ 3,441,010     $ 2,641,834     $ 3,049,123
  Cash paid to suppliers and employees . .  (2,513,765)     (2,839,770)     (3,475,958)     (2,527,900)     (3,468,092)
  Interest received . . . . .                       28           5,367            -              3,121           -
  Interest paid . . . . . . .                  (23,762)        (18,049)        (22,333)        (23,104)        (28,292)
  Income taxes paid . . . . .                  (13,180)         (9,022)        (27,848)            -               -
                                           -----------     -----------     -----------     -----------     -----------
    Net Cash Provided By (Used By)
       Operating Activities .                  178,482          84,210         (85,129)         93,951        (447,261)
                                           -----------     -----------     -----------     -----------     -----------
Cash Flows From Investing Activities
  Payments for purchase of property
   and equipment. .                            (24,241)       (100,225)       (142,956)       (95,429)        (735,927)
  Cash received from sale of asset .            10,200            -                 -             -               -
  (Increase) decrease in other assets            1,889          (2,000)         (6,571)       (12,354)         (25,235)
  Increase in note receivable from officer .       -           (45,000)             -             -                -
                                           -----------     -----------     -----------     ----------      -----------
    Net Cash Used By Investing Activities. .   (12,152)       (147,225)       (149,527)      (107,783)        (761,162)
                                           -----------     -----------     -----------     ----------      -----------
Cash Flows From Financing Activities
  Proceeds from issuance of common
    stock and other contributed capital. . .       -            46,182         168,500         47,107          310,000
  Collection of receivable from shareholders       -              -                 -             -            719,000
  Borrowings under notes payable to
   related parties                              36,000            -            129,500         13,500              -
  Principal payments of notes payable to
     related parties. . . . .                  (67,203)        (10,907)         (2,152)        (2,152)             -
  Borrowings under notes payable . .            57,679         105,000              -             -            518,034
  Principal payments of notes payable         (146,826)        (96,883)        (37,043)       (27,076)         (66,815)
  Payments of deferred offering costs              -              -            (74,799)       (37,191)         (58,011)
                                           -----------    ------------      ----------     ----------      -----------
    Net Cash Provided By (Used By)
      Financing Activities. .                 (120,350)         43,392         184,006         (5,812)       1,422,208
                                           -----------    ------------      ----------     ----------      -----------
Net Increase (Decrease) In Cash. . .            45,980         (19,623)        (50,650)       (19,644)         213,785

Cash At Beginning of Period .                   63,298         109,278          89,655         89,655           39,005
                                           -----------    ------------      ----------    -----------      -----------
Cash At End of Period . . . .             $    109,278    $     89,655      $   39,005     $   70,011      $   252,790
                                          ============    ============      ==========    ===========      ===========

Reconciliation of Net Income (Loss)
 to Net Cash Provided By (Used By)
 Operating Activities Net income (loss)   $     53,327    $     62,998      $(264,270)     $  (93,729)     $(1,156,461)
  Depreciation. . . . . . . .                   53,262          76,846         92,139          45,917          160,993
  Other . . . . . . . . . . .                      -              -           (13,488)           -              74,799
  Changes in current assets and liabilities:
    Accounts receivable . . .                  211,241         (99,918)        13,622         147,974          111,733
    Inventory . . . . . . . .                  (53,536)        (45,275)         3,451         (22,204)          22,291
    Accounts payable and accrued liabilities   (91,019)         42,228        120,658          45,200          338,443
    Deferred revenue. . . . .                      -            27,797        (15,577)        (27,797)         (12,220)
    Accrued income taxes. . .                   (3,280)         28,021        (21,664)         (1,410)          13,161
    Deferred income taxes . .                    8,487          (8,487)           -                -               -
                                          ------------    ------------       --------      ----------     ------------
Net Cash Provided By (Used By)
   Operating Activities . . .             $    178,482   $      84,210     $  (85,129)     $   93,951      $  (447,261)
                                          ============   =============     ==========      ==========      ===========

Supplemental Schedule of Noncash Investing and Financing Activities - Note 5

The accompanying notes are an integral part of these financial statements.

NOTE 1--SIGNIFICANT ACCOUNTING POLICIES

Significant Accounting Policies
    The following is a summary of significant accounting policies consistently followed by the Company in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles which require management to make estimates and assumptions in the financial statements. Actual amounts could differ from those estimates.

Organization
    Datamark Systems, Inc. ("Systems") was incorporated under the laws of the State of Nevada on April 29, 1987. Datamark Printing, Inc. ("Printing") was incorporated under the laws of the State of Utah on March 23, 1992. Datamark Media, Inc. was incorporated as a wholly-owned subsidiary of Systems on October 3, 1994. Printing provides printing services solely to Systems. Due to Systems and Printing being under common control, prior financial statements were presented on a combined basis. In December 1994, Systems entered into a plan of reorganization and subscription agreement with the shareholders of Printing whereby those shareholders transferred all of the outstanding shares of common stock of Printing to Systems as an additional contribution to capital. No additional shares of the common stock of Systems were issued in the transaction. The business combination of Systems and Printing was accounted for at historical cost in a manner similar to pooling-of-interests accounting. The consolidated statements of operations include the combined operations of Systems and Printing for all periods presented.

    Exchequer, Inc., a publicly held Delaware corporation, was incorporated May 16, 1985. On January 11, 1995, Systems consummated a merger agreement with Exchequer, Inc. whereby Systems became a wholly-owned subsidiary of Exchequer, Inc., which changed its name to DataMark Holding, Inc. The shareholders of Systems received 2,121.01 shares of DataMark Holding, Inc. common stock for each share of Systems common stock outstanding at the date of the merger.
Accordingly, the 2,132 shares of Systems common stock were converted into 4,522,000 shares of DataMark Holding, Inc. common stock. Prior to the merger, DataMark Holding, Inc. had no assets, $26,215 of liabilities and 471,952 shares of common stock issued and outstanding, after giving effect to a 1-for-3 reverse stock split. The merger was accounted for as a reorganization of Systems. To account for the reorganization, the financial statements of Systems were restated for all periods presented to reflect a 2,121.01-for-1 stock split and the liabilities of DataMark Holding, Inc. were recorded at the date of the merger at their historical cost. The operations of DataMark Holding, Inc. have been included in consolidated operations from the date of the merger. Operations of DataMark Holding, Inc. were immaterial prior to the merger; therefore, pro forma operating information is not presented.

     DataMark Holding, Inc., Systems, Printing and Datamark Media, Inc. are collectively referred to herein as the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

    The Company is in the business of designing, printing and mailing direct mail advertising and developing a national online promotional advertising and marketing program that will allow advertisers to promote their products to customers through computer modems.

Interim Financial Information
    The accompanying consolidated financial statements as of March 31, 1996 and for the nine months ended March 31, 1995 and 1996 are unaudited. In the opinion of management of the Company, these interim financial statements reflect all adjustments (consisting only of normal and recurring adjustments) necessary for a fair presentation. The results of operations for the nine-month period ended March 31, 1996 are not necessarily indicative of the results that may be expected for the full year ending June 30, 1996.

Cash Equivalents
    The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Trade Accounts Receivable and Concentration of Credit Risk
    The allowance for doubtful accounts was immaterial at all dates presented. While the Company typically requires payment prior to mailing direct mail products for customers, a portion of net sales are routinely made on credit to institutional customers. Collateral is not generally required from these customers.

Inventory
    Inventory is valued at the lower of cost or market, with cost being determined using the first-in first-out method. Inventory consisted of the following:
                                       June 30,       June 30,     March 31,
                                           1994           1995          1996
                                     ----------     ----------   -----------
                                                                  (Unaudited)
  Raw materials  . . . . . . . . . . $   20,188     $   45,464   $    36,073
  Work in process. . . . . . . . . .     91,184         62,457        49,557
                                     ----------     ----------   -----------
         Total                       $  111,372     $  107,921   $    85,630
                                     ==========     ==========   ===========
Property and Equipment
  Property and equipment are reported at cost. Additions and improvements are capitalized, while repairs and maintenance costs are expensed when incurred.
Depreciation   of  property  and  equipment  is  computed  using   primarily  an
accelerated method over the estimated useful lives of the related assets which are as follows:

              Automobiles . . . . . . . . . . . .     5 years
              Printing equipment. . . . . . . . .     5 years
              Computer equipment. . . . . . . . .     5 years
              Furniture and fixtures  . . . . . .5 - 10 years

                    DATAMARK HOLDING, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (Information With Respect to March 31, 1996 and for the
            Nine Months Ended March 31, 1996 and 1995 is Unauditied)





     Depreciation expense was $53,262, $76,846, and $92,139 for the years ended June 30, 1993, 1994 and 1995, respectively, and $45,917 and $160,993 for the nine months ended March 31, 1995 and 1996, respectively.

         When property and equipment are retired or otherwise disposed, the net book value is removed from the asset and related accumulated depreciation accounts, and the net gain or loss is recognized in operations.

Revenue Recognition
         Revenue from marketing services for customers is recognized at the time advertising materials are mailed. Payments received from customers prior to mailing are accounted for as deferred revenue and are included in current liabilities.

Research and Development
         Research and development costs for establishing technology in the area of computer online marketing are expensed as incurred.

Net Income (Loss) Per Common Share

         Net income (loss) per common share is based on the weighted average number of common and dilutive common equivalent shares outstanding during each year. Dilutive common equivalent shares consist of the incremental common shares issuable upon exercise of stock options, computed by the treasury stock method. This increment from stock options is excluded from the calculation for loss years as the increment would decrease loss per share.

New Accounting Standard
         The Company has determined that it will adopt Statements of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123") on July 1, 1996. As allowed by SFAS 123, the Company will continue to account for the cost of compensation from stock options and awards based upon their intrinsic value on the date granted or awarded pursuant to Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees. The Company will also provide pro forma results of operations as if the compensation from granting stock options and awards was based on their fair values. The adoption of SFAS 123 will have no material impact on the financial statements of the Company.

NOTE 2--RELATED PARTY TRANSACTIONS

         During the year ended June 30, 1994, the Company made cash loans to two officers totaling $46,000 which were settled during the year ended June 30, 1995, except for $1,000.

         Prior to July 1, 1992 the Company had borrowed money from certain officers. An additional $36,000 was borrowed from these individuals during the year ended June 30, 1993 and $129,500 was borrowed during the year ended June 30, 1995. Principal payments on these notes were $67,203, $10,907 and $2,152 during the years ended June 30, 1993, 1994 and 1995, respectively. The balance due on these loans at June 30, 1995 was $151,166, as further discussed in Note 3.

NOTE 3--NOTES PAYABLE
                                              June 30,   June 30,    March 31,
                                                  1994       1995         1996
                                              --------   --------    ---------
                                                                     (Unaudited)
Notes Payable
Note payable to a bank; bearing
 interest at prime plus 2% . . .              $14,112    $    -      $    -

Note  payable  to a bank; bearing
 interest at prime plus 2% (11%
 at June 30, 1995); monthly payments
 of $2,083  are due  through  June
 1997;  secured by equipment; personally
 guaranteed by  certain officers
 and shareholders . . .                        63,385      45,912      29,816

$200,000  revolving  credit loan
 agreement with a bank;  bearing
 interest at the bank's  base rate
 plus 2% ( 9.75% at March  31,  1996);
 due  September  1996; secured by
 accounts receivable and guaranteed
 by an officer and director. . .                  -           -         19,054

Notes payable to a credit union;
 bearing interest at 5.9%; monthly
 payments of $494 are due through
 February 1996; secured by an automobile        9,283       3,825          -

Note payable to a bank; bearing
 interest at 9.25% payable monthly;
 secured by equipment; paid in April 1996         -           -        498,980

$100,000 revolving credit loan agreement
 with a bank;  bearing interest at prime
 plus 2% (11% at June 30,  1995); due August
 31,  1995 with  interest  payable monthly;
 secured by accounts receivable; personally
 guaranteed by certain officers and
 shareholders .                                46,894      46,894          -
                                               -------     -------     --------

  Total Notes Payable . . . . . . . . .       133,674      96,631       547,850

  Less Current Portion. . . . . . . . .        86,426      71,299       540,932
                                              -------      ------       -------
  Long-Term Notes Payable . . . . . . .     $  47,248    $ 25,332      $  6,918
                                            =========    ========      ========

                    DATAMARK HOLDING, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Information With Respect to March 31, 1996 and for the
            Nine Months ended March 31, 1996 and 1995 is Unaudited)




                                                                 June 30,      June 30,   March 31,
                                                                     1994          1995        1996
                                                                 --------      --------   ---------
                                                                                           (Unaudited)
Notes Payable to Related Parties
10% note payable to two officers, due on demand, unsecured . .   $  2,152      $    -       $    -
9% note payable to an officer, due on demand, unsecured.            1,666         1,666       1,666
9% note payable to an officer, due on demand, unsecured.           20,000        20,000      20,000
10% note payable to a director due on demand, unsecured.           50,000       116,000     116,000
10% note payable to an officer, due on demand, unsecured.             -          13,500      13,500
                                                                 --------      --------     -------
Total Notes Payable to Related Parties .                         $ 73,818      $151,166    $151,166
                                                                 ========      ========    ========

  Annual maturities of notes payable as of June 30, 1995 and March 31, 1996 are as follows:

  Year Ending June 30:                    1995              1996
                                                        (Unaudited)

                 1996                  $ 222,465       $   657,871
                 1997                     23,633            41,145
                 1998                      1,699               -

NOTE 4--INCOME TAXES

     The Company provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109. This statement requires the recognition of a liability or asset, net of a valuation allowance, for the deferred tax consequences of all temporary differences between the tax bases and the reported amounts of assets and liabilities. The Company had no deferred tax asset, liability or valuation allowance at June 30, 1994. The major components of the net deferred tax asset as of June 30, 1995 were as follows:

         Contribution limitation . . . . . .        $   (1,379)
         Operating loss carryforwards. . . .            89,439
         Valuation allowance . . . . . . . .           (88,060)
                                                     ---------
            Net Deferred Tax Asset . . . .          $     -
                                                    ==========
  Due to Systems and Printing filing separate income tax returns prior to their consolidation in December 1994, the operating losses could not be fully carried back to offset prior taxable income. At June 30, 1995, the Company had net operating loss carryforwards of $222,261 which will expire in 2010 if unused. The Company has established a valuation allowance against the deferred tax asset because the Company is unable to presently determine the likelihood of its realization..

  The following presents the components of the provision for (benefit from) income taxes for the years ended June 30, 1993, 1994 and 1995:

                                           1993         1994         1995
                                          -----         -----       -----
  Current:
    Federal. . . . . . . . . . . . . .  $  7,283     $30,747       $  598
    State. . . . . . . . . . . . . . .     2,616       6,296        1,164

  Deferred:
    Federal. . . . . . . . . . . . . .     7,399      (7,399)      (4,228)
    State. . . . . . . . . . . . . . .     1,088      (1,088)        (654)
                                        --------     -------      -------
       Provision For (Benefit From)
        Income Taxes. . . .             $ 18,386     $28,556      $(3,120)
                                        ========     =======      =======
  Income taxes computed at the federal statutory rate of 34 percent are reconciled to the actual income tax provision (benefit) as follows for the years ended June 30, 1993, 1994 and 1995:

                                               1993        1994          1995
                                               ----        -----         ----
Income taxes at federal statutory rate. . . $24,382      $31,128      $(90,913)
Difference due to graduated tax rates.       (8,855)      (6,525)       (5,896)
Operating loss carry back. . . . . . .          -            -          16,533
Current operating loss not utilized. .          -            -          75,569
State income tax, net of federal benefit. .   2,445        3,437           336
Non-deductible expenses. . . . . . . .          414          516         1,251
                                            -------      -------      --------
  Provision For (Benefit From)
   Income Taxes                            $ 18,386      $28,556      $ (3,120)
                                           ========      =======      ========
NOTE 5--SUPPLEMENTAL CASH FLOW INFORMATION

         Noncash investing and financing activities consisted of the following:

         During the year ended June 30, 1993, the Companies executed a $16,000 note payable in connection with the purchase of an automobile valued at $24,768.

         During the year ended June 30, 1994, $20,000 of notes payable to a related party and $8,000 of accrued liabilities were converted to stockholders' equity. The Company also executed a $65,000 note payable in connection with the purchase of equipment.

         During the year ended June 30,1995, $50,000 of notes payable to a related party were offset against a note receivable in the same amount from the same related party. Also during the year ended June 30,1995, 479,334 shares of common stock were issued for subscriptions receivable totaling $719,000. These subscriptions receivable were subsequently collected.

                    DATAMARK HOLDING, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (Information With Respect to March 31, 1996 and for the
            Nine Months Ended March 31, 1996 and 1995 is Unaudited)



         During the nine months ended March 31, 1996, the Company issued 643,548 shares of common stock for subscriptions receivable totaling $4,987,500 which were collected in April 1996.

NOTE 6--LEASE COMMITMENTS

         The Company occupied an office facility under an operating lease agreement which expired on June 30, 1995. Subsequent to June 30, 1995, the Company entered into a new operating lease agreement for this facility which extends through March 17, 1999. On July 1, 1996, the Company leased administrative offices under the terms of an operating lease through November 2000. Future minimum lease payments required under the terms of the leases are as follows:

     Year Ending June 30:                                June 30,     March 31,
                                                             1995         1996
                                                                    (Unaudited)
     1996. . . . . . . . . . . . . . . . . . .        $    80,691   $    6,724
     1997. . . . . . . . . . . . . . . . . . .             85,650      219,952
     1998. . . . . . . . . . . . . . . . . . .             87,104      288,556
     1999. . . . . . . . . . . . . . . . . . .             62,136      263,588
     2000. . . . . . . . . . . . . . . . . . .               -         201,452
                                                      -----------   ----------
          Total. . . . . . . . . . . . . . . .        $   315,581   $  980,272
                                                      ===========   ==========

     The Company also leases a facility on a month to month basis. Rent expense relating to these operating leases was $41,799, $49,077 and $53,435 for the years ending June 30, 1993, 1994 and 1995, respectively, and $85,172 for the nine months ended March 31, 1996.

NOTE 7--EMPLOYEE BENEFIT PLAN

     The Company sponsors a 401(k) profit sharing plan for the benefit of its employees. All employees are eligible to participate and may elect to contribute up to $7,500 of their salary to the plan annually. The Company has no obligation to contribute and they did not contribute additional matching amounts to the plan during any period presented.

NOTE 8--SEGMENT INFORMATION

         The following is information regarding the Company's operations and assets for the years ended June 30, 1994 and 1995 relating to the direct mail marketing industry and the computer online marketing industry. Computer online promotional advertising and marketing operations were begun during the year ended June 30, 1994; accordingly, information for the year ended June 30, 1993 is not presented as it related wholly to the direct mail marketing industry.



                                                               June 30, 1994
                                   ---------------------------------------------------------------------
                                                         Computer          Corporate
                                    Direct Mail            Online          (Interest
                                      Marketing         Marketing           Expense)            Total
                                    -----------      ------------       -------------     -------------
Net Sales . . . . . . . . .  . . . .$ 3,017,805       $       -          $      -          $  3,017,805
Income (Loss) Before Income Taxes. .    242,937         (129,744)           (21,639)             91,554
Depreciation. . . . . . . .  . . . .     72,314             4,532               -                76,846
Property and Equipment Purchases . .    142,566            22,659               -               165,225
Identifiable Assets at Year End. . .    862,708            21,785               -               884,493


                                                               June 30, 1995
                                   ---------------------------------------------------------------------
                                                         Computer          Corporate
                                   Direct Mail             Online          (Interest
                                     Marketing          Marketing           Expense)             Total
                                   -----------        -----------        ------------       -----------
Net Sales. . . . . . . . . .. . . .$  3,443,965        $      -           $      -           $ 3,443,965
Income (Loss) Before Income Taxes .     347,015          (592,720)           (21,685)           (267,390)
Depreciation . . . . . . . .. . . .      71,258            20,881                -                92,139
Property and Equipment Purchases. .      74,804            68,152                -               142,956
Identifiable Assets at Year End . .   1,490,202            66,444                -             1,556,646

         Sales to a major customer accounted for 14%, 12% and 10% of net sales during the years ended June 30, 1993, 1994 and 1995, respectively.

NOTE 9--STOCK OPTION AND STOCK OPTION PLAN

          In August 1993, the Company granted an option to an employee entitling the employee to purchase 150,592 shares of common stock at $0.25 per share. The Board of Directors have determined that $0.25 per share was the market value of the common stock on the date granted and, accordingly, no compensation expense has been recognized as a result of granting the option. The employee may exercise one-half of the option beginning June 30, 1995, and the remaining one-half beginning June 30, 1997, if employed by the Company on those dates. The option expires on June 30, 1999, if not exercised.

         Effective September 30, 1994, the Company established the Omnibus Stock Option Plan (the Plan) for employees and consultants of the Company. Options granted under the Plan may be incentive stock options or nonqualified stock options. The maximum number of shares which may be optioned and issued under the Plan is 780,532 shares of common stock. Options for 634,946 shares were granted under the Plan during the year ended June 30, 1995. Generally, the options granted under the Plan vest within two years of the date granted. The options expire, if not exercised, from June 30, 1999 through April 1, 2000.

                     DATAMARK HOLDING, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (Information With Respect to March 31, 1996 and for the
            Nine Months Ended March 31, 1996 and 1995 is Unaudited)



         During the nine months ended March 31, 1996, the Company granted options to directors of the Company for the purchase of 75,000 shares at $5.00 per share, which was the market value of the underlying common stock on the date the options were granted. In June 1996, in connection with an employment agreement with an officer of the Company's subsidiary Datamark Media, Inc., the Company granted the officer options to purchase 112,500 shares of common stock at $7.75 per share, which was considered market value on the date granted.

    The following is a summary of all stock options for the years ended June 30, 1993, 1994 and 1995:
                                            Shares        Options Outstanding
                                         Available     Number of   Option Price
                                         For Grant        Shares      Per Share
                                         ---------    ----------   ------------
 Outstanding at June 30, 1992 and 1993       -              -       $    -
 Granted.. . . . . . . . . . .               -           150,592        0.25
                                         ---------    ----------    -----------
 Balance at June 30, 1994. . .               -           150,592        0.25
 Authorized. . . . . . . . . .           780,532            -             -
 Granted.. . . . . . . . . . .          (634,946)        634,946    0.50 - 1.00
                                        ---------     ----------    -----------
 Balance at June 30, 1995  . .           145,586         785,538   $0.25 - 1.00
                                         ========     ==========   ============
 Exercisable at June 30, 1995.                           210,665   $0.25 - 1.00
                                                      ==========   ============

    Two principal shareholders granted options to an employee during the year ended June 30, 1995. The options allow the employee to purchase 400,871 shares of common stock at $0.50 per share. The Company did not recognize compensation expense from these options due to the market value of the common stock being equal to the exercise price on the date the options were granted. However, in June 1996, in connection with an employment agreement with an officer of the Company's subsidiary Datamark Media, Inc., a principal shareholder granted an option to the officer to purchase 125,000 shares of common stock from the principal shareholder at $1.50 per share. This option will result in the Company recognizing approximately $780,000 of compensation in June 1996.

NOTE 10--CONTINGENCIES

    The Company has been indemnified by the former Exchequer shareholders against potential and certain actual legal claims and for the cost of defending the Company against any such claims. The Company has accrued $4,822 as a liability for claims that have been made against the Company. These claims, if paid, are reimbursable by the former Exchequer shareholders under the indemnification agreement. The Company intends to seek reimbursement for any payments it is required to make for liabilities covered by the indemnification agreement.

                    DATAMARK HOLDING, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (Information With Respect to March 31, 1996 and for the
            Nine Months Ended March 31, 1996 and 1995 is Unaudited)


NOTE 11--SUBSEQUENT EVENTS

     In April 1996, the Company collected the subscriptions receivable from stockholders relating to the issuance of common stock in March 1996. In April through June 1996, the Company issued an additional 1,630,406 shares of common stock for approximately $11,960,000, net of $1,264,000 of offering costs. Warrants to purchase 306,125 shares of common stock at $7.75 per share and options to purchase 125,000 shares at $9.00 per share were issued in connection with the private placement offering.

========================================================  =====================

No dealer, salesman or any other person has been               2,847,482 Shares
authorized to give any information or to make any repre-
sentations other than those contained or incorporated in DATAMARK HOLDING, INC. this Prospectus in connection with the offer made by this
Prospectus and, if given or made, such information or     Common Stock, $.0001
representations must not be relied upon as having been    par value
authorized by the Company, or by any Selling
Shareholder.  Neither the delivery of this Prospectus nor
any sale made hereunder shall under any circumstances
create any implication that there has been no change in
the affairs of the Company since the date hereof.  This
Prospectus does not constitute an offer or solicitation by
anyone in any jurisdiction in which such offer or solic-
itation is not authorized or in which the person making           -------------
such offer or solicitation is not qualified to do so or to         PROSPECTUS
anyone to whom it is unlawful to make such offer or               -------------
solicitation.
- -------------------
                                                                ________, 1996
TABLE OF CONTENTS
    PROSPECTUS SUMMARY . . . . . . . . . . . . . . . . . . . .  6
    AVAILABLE INFORMATION. . . . . . . . . . . . . . . . . . . 10
    RISK FACTORS . . . . . . . . . . . . . . . . . . . . . . . 10
    USE OF PROCEEDS. . . . . . . . . . . . . . . . . . . . . . 16
    CAPITALIZATION . . . . . . . . . . . . . . . . . . . . . . 16
    MARKET FOR COMMON STOCK. . . . . . . . . . . . . . . . . . 17
    DIVIDEND POLICY. . . . . . . . . . . . . . . . . . . . . . 18
    DILUTION . . . . . . . . . . . . . . . . . . . . . . . . . 18
    SELECTED FINANCIAL DATA. . . . . . . . . . . . . . . . . . 20
    MANAGEMENT'S DISCUSSION AND
     ANALYSIS OF FINANCIAL CONDITION
     AND RESULTS OF OPERATIONS . . . . . . . . . . . . . . . . 21
    CHANGE IN ACCOUNTANTS. . . . . . . . . . . . . . . . . . . 26
    BUSINESS . . . . . . . . . . . . . . . . . . . . . . . . . 27
    MANAGEMENT . . . . . . . . . . . . . . . . . . . . . . . . 36
    EXECUTIVE COMPENSATION . . . . . . . . . . . . . . . . . . 39
    PRINCIPAL STOCKHOLDERS . . . . . . . . . . . . . . . . . . 41
    CERTAIN TRANSACTIONS WITH RELATED
     PARTIES . . . . . . . . . . . . . . . . . . . . . . . . . 42
    LITIGATION . . . . . . . . . . . . . . . . . . . . . . . . 42
    PLAN OF DISTRIBUTION . . . . . . . . . . . . . . . . . . . 43
    SELLING SHAREHOLDERS . . . . . . . . . . . . . . . . . . . 43
    EXERCISING WARRANTHOLDERS. . . . . . . . . . . . . . . . . 45
    LEGAL MATTERS. . . . . . . . . . . . . . . . . . . . . . . 47
    EXPERTS. . . . . . . . . . . . . . . . . . . . . . . . . . 47

==================================================================  ===========

         PART II - INFORMATION NOT REQUIRED IN PROSPECTUS


Item 13.  Other Expenses of Issuance and Distribution.

    The following table sets forth the estimated amount of various expenses in connection with the sale and distribution of the securities being registered:

          SEC registration fee                                    $  12,028
          Printing and engraving expenses                             3,000
          Legal fees and expenses                                    20,000
          Blue Sky fees and expenses                                  5,000
          Accounting fees and expenses                                3,000
          Transfer agent fees                                           500
          Miscellaneous                                               6,472
                                                                  ---------
          Total                                                    $ 50,000
                                                                  =========
- ---------------

Item 14.  Indemnification of Directors and Officers.

     Under Sections 145 of the Delaware General Business Corporation Law and the Registrant's Articles of Incorporation, the Registrant's directors and officers may be indemnified against certain liabilities which they may incur in their capacities as such.

    Insofar as indemnification for liabilities under the Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 15.  Recent Sales of Unregistered Securities.

    The following securities have been sold by the Company within the past three years without registering the securities under the Act:

    On January 11, 1995, the company consummated an Agreement and Plan of Reorganization (the "Agreement") with DataMark Systems, Inc., a Nevada corporation ("DataMark Systems") pursuant to which DataMark Systems became a wholly owned subsidiary of the Company. As a result of the Agreement, former shareholders of DataMark Systems were issued 4,522,000 shares of Common Stock of the Company. The Company believes this transaction was exempt from registration under the Act pursuant to Section 4(2) of the Act since it did not involve a public offering.

    From August, 1993 to June 30, 1996 the Company has issued options to acquire 780,532 shares of Common Stock pursuant to the Company's Omnibus Stock Option Plan. The options have been issued exclusively to consultants, employees or directors of the Company. The Company believes the issuance of these securities is exempt from registration under the Act pursuant to Rule 701 under the Act.

    In April, 1995 the Company raised $744,201 (net of offering costs) through the issuance of 546,001 shares of the Company's Common Stock in a private placement transaction. The shares of Common stock were sold to a limited number of accredited investors. The Company believes that the private placement was exempt from registration under the Act pursuant to Section 4(2) of the Act since the transaction did not involve a public offering.

    In 1996, the Company issued or agreed to issue 2,528,454 shares of Common Stock at a price of $7.75 per share, or gross proceeds of $19,595,518, to fifty investors, all of which were accredited investors. As part of the private placement transaction, the Company issued Warrants to acquire 306,125 shares of Common Stock, at a price of $7.75 per share and 125,000 shares at $9.00 per share to seven investors, all of which were accredited investors. The Company believes that these issuances were exempt from registration under the Act pursuant to Section 4(2) of the Act, since the issuances did not involve a public offering.

Item 16.  Exhibits

    See Exhibit Index.

Item 17.  Undertakings.

    The undersigned Registrant hereby undertakes:

          (a) To file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

               (1) Included any prospectus required by Section 10(a)(3) of the Securities Act;

                    Reflect in the Prospectus any facts or events which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

                    Include any additional or changed material information on the plan of distribution.

               (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

               (3)  To  file  a   post-effective   amendment   to  remove   from
registration any of the securities that remain unsold at the end of the offering.

          (b) To provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

          (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

    In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          (d) (1) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

              (2) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and treat the offering of the securities at that time as the initial bona fide offering of those securities.

Item 18.  Financial Statements and Schedules.

    The following financial statements are included in the Prospectus:


    Report of Independent Certified Public Accountants . . . .           F-2

    Consolidated Balance Sheets - June 30, 1994, June 30, 1995 and
      March 31, 1996 (Unaudited) . . . . . . . . . . . . . .           . F-3

    Consolidated Statements of Operations for the Years Ended
      June 30, 1993, 1994 and 1995 and for the nine months ended
      March 31, 1996 (Unaudited) . . . . . . . . . . . . . . .           F-4

    Consolidated Statements of Stockholders' Equity for the
      Years Ended June 30, 1993, 1994 and 1995 and for the nine
      nine months ended March 31, 1996 (Unaudited)   . . . . .           F-5

    Consolidated Statements of Cash Flows for the Years Ended
      June 30, 1993, 1994 and 1995 and for the nine months ended
      March 31, 1995 and 1996 (Unaudited). . . . . . . . . .             F-6

    Notes to Consolidated Financial Statements . . . . . . . .           F-7

                            SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salt Lake City, State of Utah, on the 20th day of August, 1996.


                                       DATAMARK HOLDING, INC.


                                       By:  /s/ Chad Evans
                                            Chad Evans, Chief Executive
                                             Officer and President


                        POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Chad Evans and James Egide, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended this Registration Statement or Amendment thereto has been signed by the following persons in the capacities and on the dates indicated.

Signature                         Title                             Date


/s/ Chad Evans            Chief Executive Officer, President    August 20, 1996
Chad Evans                   and a Director


/s/ James A. Egide        Chief Financial Officer,              August 20, 1996
James A. Egide               Principal Accounting Officer,
                             and a Director

 ____________________     Director
 C. Scott Stone


______________________    Director
Kenneth Woolley


/s/ Stanton D. Jones      Director                              August 20, 1996
Stanton D. Jones

                          EXHIBIT INDEX



Exhibits              Exhibit Description                    Page or Location

3.1                 Articles of Incorporation, as amended            **

3.2                 By-laws                                          **

5.1                 Opinion of Ballard Spahr Andrews & Ingersoll      +

10.1                Agreement and Plan of Reorganization              *

10.2                Lease Agreement                                  **

10.3                Omnibus Stock Option Plan                        **

21.1                Subsidiaries of the Registrant                    +

23.1                Consent of Hansen, Barnett & Maxwell              +

23.2                Consent of Ballard Spahr Andrews & Ingersoll
                    (included in Opinion of Counsel in Exhibit 5.1)



    * Incorporated by reference to the Company's Current Report on Form 8-K dated January 11, 1995.

    ** Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended June 30, 1995.

    +  Attached hereto.

                                  August 26, 1996



Board of Directors
DataMark Holding, Inc.
348 E. Winchester St. Suite 220
Salt Lake City, UT  84107

         Re:  DataMark Holding Inc.
              Registration Statement on Form S-1
Gentlemen:

         We have acted as counsel to DataMark Holding, Inc., a Delaware corporation (the "Company"), in connection with the preparation and filing of a Registration Statement on Form S-1 (the "Registration Statement"), to be filed on or about August ___, 1996 pertaining to 2,847,482 of the Company's common stock, $.0001 par value of which 306,125 shares are issuable by the Company pursuant to the terms of certain outstanding warrants (the "Warrant Shares").

         We have reviewed the Certificate of Incorporation and Bylaws of the Company, as amended, resolutions of the board of directors of the Company, the Registration Statement and such other documents as we have deemed appropriate. As to factual matters we have relied upon certificates supplied to us by officers of the Company. In rendering the opinion expressed herein, we have assumed, without investigation, the validity of all documents and the accuracy of all information supplied to us by the Company. All capitalized terms used herein and not otherwise defined have the meaning ascribed to them in the Registration Statement.

         Based upon the foregoing, we are of the opinion that:

    (a) the Warrant Shares being registered pursuant to the Registration Statement will be, upon the Company's receipt of the exercise price of the warrant being exercised, legally issued, fully paid and non-assessable; and

    (b) The Shares being registered pursuant to the Registration Statement other than the Warrant Shares are legally issued, fully paid and non-assessable.

         We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and the reference to this firm under "Legal Matters" in the Prospectus contained in the Registration Statement.

                   Very truly yours,

                   BALLARD SPAHR ANDREWS & INGERSOLL

                              Exhibt 21.1

                     DATAMARK HOLDING, INC.
                  Subsidiaries of the Registrant

     The Company has three operating subsidiaries, DataMark Systems, Inc., Datamark Media, Inc. and Datamark Printing, Inc. All are Nevada corporations and are wholly owned (directly or through Datamark Systems, Inc.) by the Company.

Exhibti 23.1

HANSEN, BARNETT & MAXWELL
      A Professional Corporation
     CERTIFIED PUBLIC ACCOUNTANTS

                                                      (801) 532-2200
   Member of AICPA Division of Firms                Fax (801) 532-7944
        SEC Practice Section                    345 East 300 South, Suite 200
Member of Summit International Associates     Salt Lake City, Utah 84111-2693



       CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors
 DataMark Holding, Inc.

We have issued our report dated October 5, 1995 on the consolidated financial statements of DataMark Holding, Inc. and Subsidiaries. We consent to the use of our report in the Registration Statement of DataMark Holding, Inc. on Form S-1. We also consent to the use of our name and the statements with respect to us as appearing under the heading "Experts" in the Registration Statement.



                                  HANSEN, BARNETT & MAXWELL

Salt Lake City, Utah
August 26, 1996